EXHIBIT 2.1

Execution Version

SHARE PURCHASE AGREEMENT

dated as of July 29, 2017

by and among

Galaxy (GP) Limited,

as general partner of Galaxy Limited Partnership,

Covance Inc.,

and

Laboratory Corporation of America Holdings (solely for purposes of Section 10.14)

i

ARTICLE IV COVENANTS		32
4.1	Access; Confidentiality	32
4.2	Announcements	33
4.3	Conduct of Business Prior to the Closing	33
4.4	Consents; Cooperation	37
4.5	Competition Filings	37
4.6	Retention of Books and Records	39
4.7	[Reserved]	39
4.8	Assistance Obligations of Buyer	39
4.9	Directors’ and Officers’ Indemnification	40
4.10	Privileged Matters; Waiver of Conflicts	40
4.11	Taxes	41
4.12	No Solicitation	44
4.13	Termination of Insider Contracts	44
4.14	Seller Release	44
4.15	Further Assurances	45

ARTICLE V CONDITIONS TO THE OBLIGATIONS OF BUYER		45
5.1	Representations and Warranties; Covenants	45
5.2	Competition Law Clearances	46
5.3	No Injunctions or Restraints	46
5.4	Material Adverse Effect	46
5.5	Closing Deliverables	46

ARTICLE VI CONDITIONS TO THE OBLIGATIONS OF SELLER		46
6.1	Representations and Warranties; Covenants	46
6.2	Competition Law Clearances	47
6.3	No Injunctions or Restraints	47
6.4	Closing Deliverables	47

ARTICLE VII TERMINATION		47
7.1	Termination	47
7.2	Effect of Termination	48

ARTICLE VIII SURVIVAL, INDEMNIFICATION AND REMEDIES		48
8.1	Survival	48
8.2	Indemnification	48
8.3	Indemnification Procedures	49
8.4	Limitations on Indemnification; Satisfaction of Indemnification Claims; Indemnity Escrow	52
8.5	Exclusive Remedy	54
8.6	Tax Treatment of Indemnity Payments	54

ARTICLE IX EMPLOYEE MATTERS		54
9.1	U.S. Employee Matters	54
9.2	Employee Related Agreements	55
9.3	Company 401(k) Plan	55
9.4	Parachute Payments	56
9.5	No Right to Employment; Amendment of Benefit Plans	56

ii

ARTICLE X MISCELLANEOUS		57
10.1	Expenses	57
10.2	Headings	57
10.3	Notices	57
10.4	Assignment	58
10.5	Entire Agreement	58
10.6	Amendment; Waiver	59
10.7	Counterparts	59
10.8	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	59
10.9	Specific Performance	59
10.10	Interpretation; Absence of Presumption	60
10.11	Third Person Beneficiaries	60
10.12	Representations and Warranties; Schedules	60
10.13	Severability	61
10.14	Parent Guarantee	61

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Vendor Voting Power of Attorney*
Exhibit C	Form of Escrow Agreement*

*	In accordance with Regulation S-K 601(b)(2), Laboratory Corporation of America Holdings has omitted the marked attachments and the LTIP Schedule. Laboratory Corporation of American Holdings, Inc. will furnish the omitted attachments and schedules to the Commission upon request.

iii

SHARE PURCHASE AGREEMENT

THIS AGREEMENT (this “Agreement”) is made as of July 29, 2017, by and among Galaxy (GP) Limited, a Jersey limited company, as general partner of Galaxy Limited Partnership, a Jersey limited partnership (“Seller”), Covance Inc., a Delaware corporation (“Buyer”), and Laboratory Corporation of America Holdings, a Delaware corporation (solely for purposes of Section 10.14). Capitalized terms not otherwise defined in this Agreement are defined in Exhibit A.

WHEREAS, Seller and the Minority Shareholders (collectively, the “Shareholders”) own all of the issued and outstanding shares (the “Shares”, which for the avoidance of doubt includes the additional 616,000 E Shares to be issued to the LTIP Trustee prior to Closing) in the capital of Chiltern International Group Limited, a private limited company registered in Scotland as company number SC302773 (the “Company”).

WHEREAS, Buyer desires to purchase, and Seller desires to sell, or cause to be sold, all of the Shares, on the terms and subject to the conditions set forth herein.

WHEREAS, concurrently with the execution of this Agreement, Buyer and each Minority Shareholder (other than LTIP Participants or the LTIP Trustee) are entering into letter agreements (collectively, the “Minority Shareholder Undertakings”) pursuant to which each such Minority Shareholder agrees to sell its Shares on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual representations, warranties, covenants and agreements contained herein and in the Minority Shareholder Undertakings, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

1.1    Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, and for the consideration set forth in Section 1.2, the Shareholders will sell, transfer, assign, and convey to Buyer at the Closing, and Buyer will purchase and acquire from the Shareholders at the Closing, all of the Shares, free and clear of all Encumbrances.

1.2    Purchase Price and Payment. The aggregate consideration for the Shares (inclusive of the Adjustment Escrow Deposit, the Indemnity Escrow Deposit, and the LTIP Amount) shall be U.S.$1,200,000,000, (a) increased by Retained Cash Balances, (b) decreased by the amount of the Company Indebtedness, if any, and (c) decreased by the amount of Transaction Costs (the “Base Purchase Price”). The Base Purchase Price shall be subject to further adjustment in accordance with Section 1.5 (the Base Purchase Price as adjusted pursuant to Section 1.5 is referred to herein as the “Purchase Price”).

1.3    Closing. The closing of the transactions contemplated hereunder (the “Closing”) will take place at the New York offices of Hughes Hubbard & Reed LLP, at 10:00 a.m., U.S. Eastern Time, (a) on the fifth Business Day after the satisfaction or waiver of all of the conditions required to be satisfied or waived pursuant to Article V and Article VI (other than those requiring the delivery of a certificate or other document or the taking of other action at the Closing, and subject to the satisfaction or written waiver of such conditions at the Closing), or (b) at such other time, on such other date and such other place as may be mutually agreed by Buyer and Seller. The date on which the Closing occurs is referred to herein as the “Closing Date.” The Closing shall be deemed to be effective between the parties as of 12:01 a.m. (U.S. Eastern Time) on the Closing Date.

1.4    Deliveries at the Closing. Subject to the provisions of Article V and Article VI, at the Closing:

(a)    Seller shall deliver, or cause the Minority Shareholders to deliver, to Buyer:

(i)    share certificates (or customary indemnities in respect of any such share certificates that have been lost or destroyed) representing all of the Shares issued and outstanding at the Closing, accompanied by (A) stock transfer forms duly executed by or on behalf of each Shareholder in favor of Buyer in respect of the Shares owned by each such Shareholder, and (B) an irrevocable vendor voting power of attorney, in substantially the form of Exhibit B, duly executed by or on behalf of each Shareholder in favor of Buyer, to secure the interest of Buyer in the Shares prior to its registration in the Company’s register of members;

(ii)    an Escrow Agreement in substantially the form of Exhibit C (the “Escrow Agreement”), duly executed by Seller;

(iii)    except as Buyer may otherwise specify to Seller in writing prior to the Closing, the written resignation of each director and officer of the Company;

(iv)    a payoff letter or letters, in form and substance reasonably satisfactory to Buyer, duly executed by the applicable lenders and counterparties (or administrative agent if applicable), with respect to the repayment of all Indebtedness, and other obligations, of the Transferred Companies under the Credit Agreement and any associated swaps or hedging arrangements and the termination of all Security Interests on any Assets of the Transferred Companies granted in connection therewith, together with evidence reasonably satisfactory to Buyer that arrangements have been made for the wire transfer of funds sufficient to repay such Indebtedness and other obligations in full contemporaneously with the consummation of the Closing;

(v)    copies of all Consents and Approvals obtained or made by Seller or the Transferred Companies in connection with consummation of the transactions contemplated hereby;

(vi)    copies of the resolutions adopted by the board of directors (or comparable governing body) of the general partner of Seller, certified as of the Closing

Date by the Secretary or an Assistant Secretary (or comparable officers) of the general partner of Seller, approving the execution and delivery of this Agreement, the Ancillary Documents to be executed and delivered by Seller and the performance by Seller of its obligations hereunder and thereunder;

(vii)    copies of the resolutions adopted by the board of directors of the Company approving (A) the registration (subject to stamping where required) of each of the transfers relating to the Shares, and (B) the resignations (if any) of the existing directors and officers of the Company;

(viii)    the common seal (if any), certificate of incorporation, certificates of incorporation on change of name, minute books, statutory registers and share certificate books relating to the Company (which must be up to date up to, but not including, the events to take place as part of Closing);

(ix)    the certificate required to be delivered by Seller pursuant to Section 5.1.

(b)    Buyer shall:

(i)    pay and deliver to Wells Fargo Bank, National Association, as paying agent (the “Paying Agent”), for the Shareholders (other than the LTIP Participants) (the “Specified Shareholders”) in connection with the purchase and sale of the Shares hereunder, an amount equal to (A) the Adjusted Estimated Purchase Price, (B) minus the Adjustment Escrow Deposit, (C) minus U.S.$6,000,000 (the “Indemnity Escrow Deposit”), and (D) minus the LTIP Amount (the sum of (A)-(D), the “Specified Shareholder Amount”), by wire transfer of immediately available funds to a bank account (or bank accounts) designated in writing by the Paying Agent at least two Business Days prior to the Closing, for the benefit of the Specified Shareholders, which shall in turn be paid by the Paying Agent to the Specified Shareholders in accordance with the terms of the Articles;

(ii)    pay and deliver to Wells Fargo Bank, National Association, as escrow agent (the “Escrow Agent”), the Adjustment Escrow Deposit and the Indemnity Escrow Deposit, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent at least two Business Days prior to the Closing, to be held, released or disposed of by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement;

(iii)    pay and deliver to the Company an amount equal to the LTIP Amount, by wire transfer of immediately available funds, to a segregated account designated in writing by the Company at least two Business Days prior to the Closing (the “LTIP Account”), which shall in turn be disbursed by the Company in accordance with Section 1.6;

(iv)    deliver to Seller the Escrow Agreement, duly executed by Buyer; and

(v)    deliver to Seller the certificate required to be delivered by Buyer pursuant to Section 6.1.

For the avoidance of doubt, the Paying Agent is irrevocably authorized by the Shareholders to receive all cash amounts payable to the Specified Shareholders under this Agreement and to deliver any such cash amounts to the Specified Shareholders pursuant to this Agreement, and the parties acknowledge and agree that the receipt by the Paying Agent of any such cash amounts discharges Buyer of its obligations with respect to the payment of that amount and Buyer is not required to investigate the subsequent distribution of the cash. Seller shall take all actions necessary to ensure that the Paying Agent delivers the Specified Shareholder Amount to the Specified Shareholders in accordance with the terms of the Articles and the agreement with the Paying Agent.

1.5    Closing Purchase Price Adjustment.

(a)    At least three Business Days prior to the Closing Date (or such later date as agreed to by Buyer), Seller shall prepare and deliver to Buyer, or shall cause to be prepared and delivered to Buyer, (i) a statement (the “Estimated Closing Statement”) setting forth its good faith estimate of (A) Closing Working Capital (the “Estimated Closing Working Capital”), (B) Retained Cash Balances, (C) Company Indebtedness, (D) Transaction Costs, which shall be determined in accordance with the Agreed Accounting Principles and (E) the resulting calculation of the Purchase Price as of the Closing Date, together with reasonable supporting detail and documentation for each of the foregoing and (ii) the LTIP Schedule.

(b)    Seller shall make available to Buyer all relevant workpapers and other books and records utilized by Seller in the preparation of the Estimated Closing Statement, and the LTIP Schedule, and shall make available to Buyer those employees and representatives involved in the preparation of the Estimated Closing Statement, and the LTIP Schedule. If Seller employs a firm of independent accountants in connection with the preparation of the Estimated Closing Statement or the LTIP Schedule subject to the execution by Buyer of a customary non-reliance letter, Seller shall cause such independent accountants to deliver to Buyer any relevant computations and workpapers used in the preparation of the Estimated Closing Statement and the LTIP Schedule. Seller shall provide Buyer a reasonable opportunity to review and discuss the Estimated Closing Statement and consider in good faith any comments by Buyer to such statements and schedules (Seller being under no obligation to accept such comments).

(c)    The Purchase Price payable at Closing shall be calculated in accordance with Section 1.2 as if Seller’s estimate of Retained Cash Balances, Company Indebtedness, and Transaction Costs set forth in the Estimated Closing Statement was the actual amount of Retained Cash Balances, Company Indebtedness, and Transaction Costs. Additionally, if the Estimated Closing Working Capital is less than U.S.$11,200,000 (“Target Working Capital”), the Purchase Price payable at Closing by Buyer pursuant to this Section 1.5(c) and Section 1.4(b)(i) shall be reduced dollar-for-dollar, by the amount by which Target Working Capital exceeds the Estimated Closing Working Capital. The Purchase Price as so estimated and adjusted pursuant to this Section 1.5(c) is referred to as the “Adjusted Estimated Purchase Price.”

(d)    On or prior to the date that is 120 days following the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Final Closing Statement”) setting forth (i) in reasonable detail its calculation of (A) Closing Working Capital, (B) Retained Cash Balances, (C) Company Indebtedness, and (D) Transaction Costs, all determined in accordance with the Agreed Accounting Principles (collectively, the “Closing Amounts”), and (ii) the resulting calculation of the Purchase Price as of the Closing Date, together with reasonable supporting detail and documentation. The Final Closing Statement shall be accompanied by a certificate executed by a senior financial officer of Buyer to the effect that the Final Closing Statement has been prepared in good faith in accordance with this Section 1.5(d). The Final Closing Statement shall also set forth, and explain, in reasonable detail, any differences between Buyer’s calculation of any Closing Amount from Seller’s estimate of such Closing Amount.

(e)    Buyer shall make available to Seller all relevant workpapers and other books and records utilized by Buyer in the preparation of the Final Closing Statement, and shall make available to Seller those employees and representatives involved in the preparation of the Final Closing Statement. If Buyer employs a firm of independent accountants in connection with the preparation of the Final Closing Statement, subject to the execution by Seller of a customary non-reliance letter, Buyer shall cause such independent accountants to deliver to Seller and its representatives any relevant computations and workpapers used in the preparation of the Final Closing Statement. Seller shall notify Buyer in writing within 45 days after Seller’s receipt of the Final Closing Statement that it accepts the Final Closing Statement or that there is a dispute (a “Dispute Notice”) as to any Closing Amount reflected thereon (the “Disputed Items”). The Dispute Notice will set forth, in reasonable detail, the basis for the dispute and Seller’s calculation of the Disputed Items. If Seller timely delivers to Buyer a Dispute Notice, only the Disputed Items shall be deemed to be in dispute, and all other matters included in the Final Closing Statement delivered by Buyer shall be deemed to be final and binding on the parties. The failure by Seller to deliver to Buyer the Dispute Notice within such period shall be deemed to constitute Seller’s acceptance of the Final Closing Statement. After delivery of the Dispute Notice by Seller, the parties will endeavor in good faith to resolve any Disputed Items no later than 45 days after receipt by Buyer of Seller’s Dispute Notice, and any resolution by Seller and Buyer of such Disputed Items shall be final and binding on the parties.

(f)    If any Disputed Items cannot be resolved by the parties within 45 days after Seller delivers the Dispute Notice to Buyer, such Disputed Items shall be referred to an independent public accounting firm of international stature which is not the current independent public accounting firm of Buyer or any of its Affiliates, or Seller or the Transferred Companies, and which is mutually agreed upon by Seller and Buyer (the “Selected Accountant”) (provided that if Buyer and Seller cannot agree to an accounting firm within 45 days of receipt by Buyer of a Dispute Notice, then the American Arbitration Association shall appoint the Selected Accountant) after such 45th day. The fees and expenses of the Selected Accountant shall be shared equally by Seller and Buyer. In resolving any Disputed Item, the Selected Accountant (i) shall be bound by the provisions of this Section 1.5 and the definitions of the Closing Working Capital, Retained Cash Balances, Company Indebtedness, and Transaction Costs, (ii) shall limit its review to the Disputed Items submitted to the Selected Accountant for resolution, and shall be instructed not to otherwise investigate matters independently, (iii) shall further limit its review of the Disputed Items solely to whether the Final Closing Statement has been prepared in accordance with this Section 1.5 or contains any mathematical or clerical error, and (iv) shall to the extent practicable deliver its determination of the Disputed Items within 30 days after such referral, and upon reaching such determination shall deliver a copy of its calculations to Seller and Buyer. The determination of any Disputed Items cannot, however, be in excess of, or less than, the greatest or lowest value, respectively, claimed for any such item in the Final Closing Statement or the Dispute Notice. Seller and Buyer agree that except for manifest error, the resolution by the Selected Accountant of any Disputed Items shall be final and binding on the parties. Seller and Buyer agree that that the procedure set forth in this Section 1.5 for resolving disputes with respect to Closing Working Capital, Retained Cash Balances, Company Indebtedness, and Transaction Costs shall be the sole and exclusive method for resolving such disputes, provided that the parties agree that judgment may be entered upon the determination of the Selected Accountant in any court having jurisdiction over the party against which such determination is to be enforced.

(g)    Within two Business Days after the Closing Amounts have been finally determined pursuant to this Section 1.5 (the “Final Closing Amounts”):

(i)    The Purchase Price shall be recalculated pursuant to the first sentence of Section 1.2 utilizing the Final Closing Amounts other than Final Closing Working Capital (such recalculated Purchase Price, the “Unadjusted Final Purchase Price”).

(ii)    If Closing Working Capital as finally determined pursuant to this Section 1.5 (the “Final Closing Working Capital”) is less than the Target Working Capital, then the Unadjusted Final Purchase Price shall be reduced, dollar-for-dollar, by the amount by which Target Working Capital exceeds Final Closing Working Capital, and if Final Closing Working Capital is more than Target Working Capital, then the Unadjusted Final Purchase Price shall be increased, dollar-for-dollar, by the amount by which Final Closing Working Capital exceeds Target Working Capital, up to a maximum increase of U.S.$4,500,000. The Unadjusted Final Purchase Price as adjusted pursuant to the preceding sentence, the “Final Purchase Price”.

(iii)    If the Final Purchase Price is less than the Adjusted Estimated Purchase Price, Seller (on behalf of all Specified Shareholders) and the Company (on behalf of the LTIP Participants) shall cause to be paid to Buyer an amount equal to the shortfall (the “Shortfall”), subject to the following priority of payments, to be satisfied exclusively from the Adjustment Escrow Account and the Adjustment LTIP Account (it being understood that the aggregate payments to Buyer under this Section 1.5(g) shall in no event exceed the funds in the Adjustment Escrow Account and the Adjustment LTIP Account), in the following order:

(A)    first, to the extent of the balance of the Adjustment Escrow Account and the Adjustment LTIP Account, (I) Seller and Buyer shall cause the Escrow Agent to pay to (x) Buyer an aggregate amount equal to the Specified Shareholder Percentage of the Shortfall from the Adjustment Escrow Account, and (y) to the extent the aggregate amount of the Specified Shareholder Percentage of the Shortfall is less than the balance of the Adjustment Escrow Account, the Paying Agent, for the benefit of the Specified Shareholders, the remaining balance of the Adjustment Escrow Account after giving effect to the payment to Buyer pursuant to clause (I)(x) above, which shall in turn be paid by the Paying Agent to the Specified Shareholders in accordance with the terms of the Articles, and (II) Buyer shall cause the Company to pay to (x) Buyer an aggregate amount equal to the LTIP Percentage of the Shortfall from the Adjustment LTIP Account, and (y) to the extent the aggregate amount of the LTIP Percentage of the Shortfall is less than the balance of the Adjustment LTIP Account, after giving effect to the payment to Buyer pursuant to clause (II)(x) above, the LTIP Participants in accordance with the terms of Section 1.6(b); and

(B)    second, if the aggregate amount of the Shortfall exceeds the balance of the Adjustment Escrow Account and the Adjustment LTIP Account, then (I) Seller and Buyer shall cause the Escrow Agent to pay the entire balance of the Adjustment Escrow Account to Buyer, and (II) Buyer shall cause the Company to pay the entire balance of the Adjustment LTIP Account to Buyer, and notwithstanding anything herein to the contrary, (x) none of the Specified Shareholders or the LTIP Participants shall be required to make any payment to Buyer to the extent the aggregate amount of the Shortfall is greater than the aggregate balance of the Adjustment Escrow Account and the Adjustment LTIP Account, and (y) it being understood and agreed that the payment of the entire balance of the Adjustment Escrow Account and the Adjustment LTIP Account to Buyer under this Section 1.5(g)(iii)(B) shall constitute the sole and exclusive remedy for Buyer with respect to any Shortfall.

(iv)    If the Final Purchase Price is equal to the Adjusted Estimated Purchase Price, (A) Seller and Buyer shall cause the Escrow Agent to pay the entire balance of the Adjustment Escrow Account to the Paying Agent, for the benefit of the Specified Shareholders, which shall in turn be paid by the Paying Agent to the Specified Shareholders in accordance with the terms of the Articles, and (B) Buyer shall cause the Company to pay the entire balance of the Adjustment LTIP Account to the LTIP Participants in accordance with Section 1.6(b).

(v)    If the Final Purchase Price is more than the Adjusted Estimated Purchase Price, (A) Buyer shall pay to (I) the Paying Agent, for the benefit of the Specified Shareholders, an amount equal to the Specified Shareholder Percentage of the excess which shall in turn be paid by the Paying Agent to the Specified Shareholders in accordance with the terms of the Articles, and (II) the LTIP Participants, an amount equal to the LTIP Percentage of the excess in accordance with Section 1.6(c), (B) Seller and Buyer shall cause the Escrow Agent to pay the entire balance of the Adjustment Escrow Account to the Paying Agent, for the benefit of the Specified Shareholders, which shall in turn be paid by the Paying Agent to the Specified Shareholders in accordance with the terms of the Articles, and (C) Buyer shall cause the Company to pay the entire balance of the Adjustment LTIP Account to the LTIP Participants in accordance with Section 1.6(b).

(vi)    Any payment required to be made pursuant to this Section 1.5(g) shall be made by wire transfer of immediately available funds to an account designated in writing by the recipient(s) of such payment at least two Business Days prior to such transfer.

(vii)    Any payment required pursuant to this Section 1.5(g) shall constitute a payment in respect of the Purchase Price.

(h)    If the delivery deadline date for the Final Closing Statement or the Dispute Notice is a day that is not a Business Day, the applicable delivery deadline date shall be the immediately following Business Day.

1.6    Treatment of LTIP.

(a)    Promptly after receipt by the Company of the LTIP Amount pursuant to Section 1.4(b)(iii), Buyer shall cause the Company (i) to pay, or cause to be paid, to each LTIP Participant, through the applicable Transferred Company’s payroll system from the LTIP Account, net of any applicable withholding for Taxes required to be withheld, such amount of the LTIP Participants’ Initial Share as set forth opposite such LTIP Participant’s name on the LTIP Schedule, and (ii) to retain the amount identified on the LTIP Schedule as the “LTIP Loan Amount” in full satisfaction of the amounts due by Zedra Trust Company (Guernsey) Limited, as trustee of the Chiltern International Group Employee Benefit Trust (the “LTIP Trustee”), under the Loan Agreement dated March 2, 2017, or any subsequent loan agreement (the “LTIP Loan Agreement”), between the Company and the LTIP Trustee, and deliver such instruments or documents as are reasonably necessary in order to fully evidence the satisfaction of the repayment of such amounts.

(b)    In the event that Buyer is required to cause the Company to pay, or cause to be paid, any amount to the LTIP Participants pursuant to Section 1.5(g)(iii)(A), Section 1.5(g)(iv)(B), or Section 1.5(g)(v)(C), then promptly following the date that the Final Purchase Price is determined pursuant to Section 1.5, Buyer shall cause the Company to pay, or cause to be paid, to each LTIP Participant, through the applicable Transferred Company’s payroll system, from the Adjustment LTIP Account, net of any applicable withholding for Taxes required to be withheld, such LTIP Participant’s share of any such amount, as such LTIP Participant’s share is set forth opposite such LTIP Participant’s name on the LTIP Schedule.

(c)    In the event that Buyer is required to pay any amount to the LTIP Participants pursuant to Section 1.5(g)(v)(A)(II), then promptly following the date that the Final Purchase Price is determined pursuant to Section 1.5, Buyer shall cause the applicable Transferred Company to pay to each LTIP Participant, through such Transferred Company’s payroll system, net of any applicable withholding for Taxes required to be withheld, such LTIP Participant’s share of any such amount, as such LTIP Participant’s share is set forth opposite such LTIP Participant’s name on the LTIP Schedule.

1.7    Escrow. Effective as of the Closing, Seller and Buyer shall enter into the Escrow Agreement with the Escrow Agent. In accordance with the terms of the Escrow Agreement, Buyer shall deposit, at Closing, (i) the Adjustment Escrow Deposit which shall be held in the Adjustment Escrow Account to secure the payment of any portion of the Shortfall to be paid on behalf of the Specified Shareholders to Buyer in accordance with Section 1.5(g) and (ii) the

Indemnity Escrow Deposit which shall be held in the Indemnity Escrow Account to secure the indemnification obligations of the Shareholders set forth in Article VIII. The Adjustment Escrow Deposit and the Indemnity Escrow Deposit, plus any interest or earnings thereon, shall each be managed and paid out by the Escrow Agent after the Closing in accordance with the terms of this Agreement and the Escrow Agreement. In the event that any payments are to be made out of the Adjustment Escrow Account or the Indemnity Escrow Account pursuant to this Agreement, each of Buyer and Seller agrees to take all actions reasonably necessary to cause each such payment to be made pursuant to the Escrow Agreement, including by delivering executed written instructions to the Escrow Agent and directing the Escrow Agent to make such payment.

1.8    Withholding. Notwithstanding anything to the contrary contained herein, each of Buyer and the Paying Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Tax law; provided that Buyer or the Paying Agent gives Seller at least five Business Days’ notice of its intent to withhold. Any amounts so deducted or withheld shall be paid over to the appropriate Governmental Authorities and shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

1.9    Possible Alternative Structures. Notwithstanding anything to the contrary contained in this Agreement, and subject to Seller’s prior written consent in Seller’s sole discretion, Buyer shall be entitled to revise the structure of its acquisition of the Shares, provided that (a) there are no adverse Tax consequences to the Shareholders as a result of the modification; (b) the consideration to be paid to the Shareholders under this Agreement is not thereby changed in kind or value or reduced in amount as a result of such change in structure; (c) such modification will not materially delay or materially impair the consummation of the transactions contemplated by this Agreement and the Ancillary Documents; and (d) such modification will not otherwise cause any of the conditions set forth in Articles V and VI not to be capable of being fulfilled unless duly waived by the party entitled to the benefits thereof. Upon Seller’s prior written consent, each of the parties hereto agrees to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter, dated as of the date of this Agreement, delivered by Seller to Buyer contemporaneously with the delivery of this Agreement (the “Disclosure Letter”), Seller hereby represents and warrants to Buyer as follows:

2.1    Organization and Good Standing. Seller is a limited company validly existing and in good standing under the laws of Jersey. Schedule 2.1 of the Disclosure Letter lists each Subsidiary of the Company (together with the Company, the “Transferred Companies”) and the business entity form and place of organization for each of the Transferred Companies. The Company is (a) validly existing and is in good standing under the laws of Scotland, and (b) qualified to do business and in good standing or its functional equivalent in each jurisdiction in which the Assets owned, leased or operated by it or the nature of the business conducted by it requires such qualification. Each Transferred Company other than the Company is (i) validly existing and (if such Transferred Company is organized in a jurisdiction in which the concept of good standing or its functional equivalent is applicable) in good standing or its functional equivalent under the laws of its jurisdiction of organization, and (ii) qualified to do business and in good standing or its functional equivalent in each jurisdiction in which the Assets owned, leased or operated by it or the nature of the business conducted by it requires such qualification, except for such failures to be so qualified and in good standing or its functional equivalent which would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Transferred Company has the corporate (or other Entity) power and authority under the Legal Requirements pursuant to which it is organized to own, lease or operate the Assets owned, leased or operated by it and to carry on the business currently being conducted by it. Seller has made available to Buyer true and complete copies of each Transferred Company’s memorandum of association and articles of association (or comparable organizational documents), and all amendments thereto, as in effect on the date of this Agreement. No Transferred Company is in material violation of its respective organizational documents.

2.2    Capitalization. Schedule 2.2 of the Disclosure Letter sets forth with respect to each Transferred Company the authorized capital stock or other equity interests of each Transferred Company and the number of shares of such stock or equity interests that are issued and outstanding. The legal ownership and record and beneficial ownership of all issued and outstanding shares or other equity interests owned by the applicable Shareholder or Transferred Company in each Transferred Company is set forth on Schedule 2.2 of the Disclosure Letter. Schedule 2.2 of the Disclosure Letter also sets forth, the legal ownership, and record and beneficial ownership of any outstanding shares or other equity interests in any Transferred Company by any third Person. All of the Shares and the Subsidiary Shares have been validly authorized and issued, are fully paid and, in respect of such jurisdictions where such concept is applicable, nonassessable, are free and clear of any and all Encumbrances other than those arising under applicable securities Legal Requirements and have not been issued in violation of any preemptive rights, purchase option, call, or right of first refusal or similar rights of any Person, and in the case of Transferred Companies other than the Company, are legally and beneficially owned by a Transferred Company. Except as contemplated by this Agreement, there are no options, warrants, securities convertible into or exchangeable or exercisable for, or other rights, agreements, arrangements or commitments relating to, the Shares, the Subsidiary Shares or other voting or equity interests in any Transferred Company or obligating any Shareholder or Transferred Company to issue or sell any shares of capital stock or any other equity interest in any Transferred Company. No Transferred Company is a party to, or otherwise bound by, any voting trust, proxy, registration rights agreement, shareholders agreement or other agreement or undertaking, restricting or otherwise relating to the voting, dividend rights or disposition of any Shares or Subsidiary Shares or any securities convertible into or exchangeable or exercisable for any Shares or Subsidiary Shares. None of the Transferred Companies own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interests in, or debt securities of, any Person, other than a Transferred Company. At the Closing, the LTIP Trustee will have full organizational power and authority to sell, convey, transfer, assign and deliver the Shares owned by it to Buyer. Each Shareholder has, and Seller has received written confirmation from each other Shareholder that such other Shareholder has, good and valid title to, and legal and beneficial ownership of the Shares to be sold by such Shareholder free and clear of any and all Encumbrances other than those arising under applicable securities laws, and, upon Closing, the Shareholders will transfer to Buyer at the Closing, good and valid title to, and legal and beneficial ownership of, all the Shares, free and clear of any Encumbrances other than those arising under applicable securities laws.

2.3    Authority, Approvals and Consents.

(a)    Seller has the limited company power and authority to execute, deliver and perform this Agreement and the Ancillary Documents to be executed and delivered by Seller and to consummate the transactions contemplated hereby and thereby. Seller has made available to Buyer a true and correct copy of the legal opinion from Seller’s Jersey legal counsel regarding Seller’s authority to execute and deliver this Agreement. At the Closing, the LTIP Trustee will have the organizational power and authority to execute, deliver and perform the Ancillary Documents to be executed and delivered by the LTIP Trustee and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and each of the Ancillary Documents to which it will at Closing be a party, and the consummation by Seller of the transactions contemplated hereby and thereby have been (and at the Closing the execution, delivery and performance by the LTIP Trustee of the Ancillary Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby will have been) duly authorized and approved by the general partner (or the board of directors (or comparable governing body)) of such Entity, and no other limited company (or corporate (or other Entity)) proceedings on the part of Seller (or such LTIP Trustee or the shareholders or other equity holders of Seller or the LTIP Trustee) are necessary to authorize and approve this Agreement and the Ancillary Documents to be executed and delivered by Seller (or the LTIP Trustee) and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Seller, and the Ancillary Documents to be executed and delivered by Seller or any Minority Shareholder at the Closing will be duly executed and so delivered by Seller or such Minority Shareholder, as applicable. This Agreement constitutes, and at the Closing each Ancillary Document to be executed and delivered by Seller or any Minority Shareholder will constitute, a legal, valid and binding obligation of Seller or such Minority Shareholder, as applicable, enforceable against Seller or such Minority Shareholder, as applicable, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Legal Requirements affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

(b)    The execution, delivery and performance by Seller of this Agreement and by Seller and the Minority Shareholders of the Ancillary Documents to be executed and delivered by Seller and/or any of the Minority Shareholders and the consummation by Seller and the Minority Shareholders of the transactions contemplated hereby and thereby to be consummated, do not and will not:

(i)    contravene any provisions of the limited partnership agreement of Seller or the memorandum of association and articles of association (or comparable organizational documents) of the LTIP Trustee or any Transferred Company;

(ii)    conflict with, result in a breach of any provision of, constitute a default under, result in the modification, acceleration or cancellation of, require notice pursuant to, give rise to any obligation of Seller or any Minority Shareholder to make any payment under, or entitle any Person (with due notice or lapse of time or both) to terminate, cancel, accelerate, modify or call a default with respect to, any contract, agreement, lease or other commitment to which Seller or any Minority Shareholder is a party, or to which Seller, any Minority Shareholder, or any of their Assets is subject, with such exceptions as would not prevent, materially delay or materially impair Seller’s or a Minority Shareholder’s ability to consummate the transactions contemplated hereby or by the Ancillary Documents;

(iii)    except with respect to Antitrust Laws, violate or conflict with in any material respects any Legal Requirements or Order applicable to Seller, any Minority Shareholder, or any Transferred Company, or their businesses or Assets, except, in each case, such violations or conflicts that (A) would not be or reasonably be expected to be, individually or in the aggregate, material to any Transferred Company or (B) would not prevent, materially delay or materially impair Seller’s or a Minority Shareholder’s ability to consummate the transactions contemplated hereby or by the Ancillary Documents; or

(iv)    require Seller, any Minority Shareholder, or any Transferred Company to obtain, secure or make any Approval, other than (A) the Approvals set forth on Schedule 2.3 of the Disclosure Letter, (B) Antitrust Approvals, (C) such Approvals as may be necessary as a result of any request by Buyer or any of its Affiliates, and (D) where failure to obtain, secure or make such Approval would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.4    Financial Statements.

(a)    Seller has made available to Buyer true and complete copies of (a) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2015 and December 31, 2016 and, in each case, for the fiscal year then ended, the related audited consolidated income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows, together with any related notes and schedules thereto, and (b) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2017 (the “Balance Sheet” and March 31, 2017, the “Balance Sheet Date”) and the related consolidated unaudited consolidated income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows, in each case, for the three-month period then ended, together with any related notes and schedules thereto (the “Interim Financial Statements”, and all the financial statements in (a) and (b), the “Financial Statements”). The Financial Statements have been prepared from and in accordance with the books and records of the Company and its Subsidiaries and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates indicated and the results of operations of the Company and its Subsidiaries for the periods indicated, in accordance with IFRS applied on a consistent basis throughout the periods specified, except as expressly set forth therein and except that the Interim Financial Statements omit footnotes and the disclosures required therein and are subject to normal year-end adjustments that, individually or in the aggregate, would not be material to the Transferred Companies on a consolidated basis.

(b)    Each Transferred Company has implemented and maintains a standard system of accounting established and administered in accordance with IFRS and a system of internal controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS (including the Financial Statements).

2.5    Absence of Undisclosed Liabilities; Indebtedness.

(a)    The Transferred Companies do not have any liabilities, except (i) as and to the extent specifically and adequately reflected or reserved against on the Balance Sheet, (ii) liabilities incurred or arising in the ordinary course of business consistent with past practices after the date of the Balance Sheet, (iii) executory obligations under Business Agreements and Leases other than with respect to breaches thereof, (iv) as disclosed in the Disclosure Letter, and (v) other liabilities that would not reasonably be expected to be, individually or in the aggregate, a material to Transferred Companies taken as a whole.

(b)    Schedule 2.5(b) of the Disclosure Letter sets forth a list of all Indebtedness of the Transferred Companies as of the date of this Agreement.

2.6    Absence of Certain Changes or Events. Since the date of the Balance Sheet through the date of this Agreement, (a) the business of the Transferred Companies has been operated in all material respects in the ordinary course of business consistent with past practices, (b) no action has been taken that, if taken between the date of this Agreement and the Closing Date, would constitute a breach of Section 4.3(b), and (c) there has not been any change, effect, event or occurrence, circumstance or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

2.7    Taxes.

(a)    The Transferred Companies have timely filed or have had filed on their behalf, taking into account any applicable extensions, all Tax Returns which are required to be filed by them, and such Tax Returns have been prepared in compliance with applicable laws and are true, complete and correct in all material respects.

(b)    All material Taxes required to be paid by the Transferred Companies (whether or not shown on any Tax Returns) have been timely paid, after giving effect to any applicable extensions.

(c)    The Transferred Companies have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third Person.

(d)    There are no actions, suits, proceedings, disputes or audits in process, pending or threatened in writing against the Transferred Companies relating to Taxes.

(e)    No deficiencies for Taxes with respect to the Transferred Companies have been claimed, proposed or assessed in writing by any Governmental Authority that have not been resolved and paid in full.

(f)    There are no Encumbrances for Taxes on any Assets of the Transferred Companies other than Permitted Encumbrances.

(g)    During the three-year period ending on the date hereof, none of the Transferred Companies has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(h)    No Transferred Company has participated in a “reportable transaction” that gave rise to a disclosure obligation under Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(i)    No Transferred Company has granted any currently effective extension or waiver of the statute of limitations period applicable to any Tax assessment of deficiency and there has been no request by any Governmental Authority to execute such a waiver or extension.

(j)    (i) No Transferred Company is or has been a member of an affiliated group of corporations for any Tax purposes including within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return (other than a group of which a Transferred Company was the common parent); and (ii) no Transferred Company has any liability for the Taxes of any Person (other than a Transferred Company) under any Tax rule, including Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or by contract (other than customary commercial or financial arrangements not primarily related to Taxes, including agreements for purchases and sales of companies and businesses).

(k)    No written claim has been received by a Transferred Company from any Governmental Authority in any jurisdiction where none of the Transferred Companies file Tax Returns that the Transferred Companies are or may be subject to Taxes in that jurisdiction.

(l)    No Transferred Company will be required to include any item of income in, or exclude any deduction in calculating, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date; or (iii) installment sale or open transaction disposition (other than any such sale or disposition made in the ordinary course business) made on or prior to the Closing Date.

(m)    The unpaid Taxes of the Transferred Companies did not, as of March 31, 2017, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto), and will not exceed the amount of accrued Taxes included in the Final Closing Working Capital.

(n)    The net operating losses or other Tax attributes of the Transferred Companies, prior to giving effect to the transactions contemplated by this Agreement, are not currently subject to any limitation under Sections 382, 383, or 384 of the Code.

(o)    The Transferred Companies have complied in all material respects with applicable rules relating to transfer pricing as set forth in Section 482 of the Code or any similar provision of U.S. state, local, or foreign Tax law (including the maintenance of contemporaneous documentation and the preparation of all required transfer pricing reports).

(p)    No Transferred Company has notified, or been required to notify, any arrangement to a Governmental Authority pursuant to section 92 of the Finance Act 2015 (Diverted Profits Tax) or any similar provision in a jurisdiction other than the UK.

(q)    The Financial Statements make full provision or reserve in accordance with IFRS for all current and deferred Taxes.

(r)    Each of the Transferred Companies has in its possession or control all records and information relating to Taxes (a) which it is required by law to retain and/or (b) which it needs to determine its liabilities to Taxes.

(s)    All documents, which are necessary to establish the title of each of the Transferred Companies to any asset or to enforce any rights and in respect of which any stamp duty, registration, transfer or other similar Taxes are payable have been duly stamped or such similar Tax has been paid.

(t)    No Transferred Company has claimed any relief from stamp duty or stamp duty land tax (or similar Taxes) since December 31, 2013 and there are no circumstances in which a Transferred Company will or may after Closing be liable to pay an amount of stamp duty land tax, submit a stamp duty land tax return or a stamp duty land tax self-certificate in respect of any transaction entered into or action taken prior to Closing.

(u)    The Disclosure Letter contains copies of any statutory clearance application in respect of United Kingdom Taxes made by a Transferred Company since December 31, 2013 and copies of all clearances obtained pursuant thereto, all such clearances having been obtained on the basis of full and accurate disclosure of all material facts and considerations relating thereto, and all relevant transactions, schemes or arrangements have been implemented strictly in accordance with the terms of such clearances.

(v)    Each Transferred Company that is required to be registered for VAT purposes is so registered and the Disclosure Letter contains full details of such registration.

(w)    No Transferred Company is, nor has been since December 31, 2013, a member of a group of companies for VAT purposes (other than a group comprising only the Transferred Companies).

(x)    Each Transferred Company:

(i)    makes no supplies other than taxable supplies for the purposes of VAT;

(ii)    obtains credit for all input tax paid or suffered by it; and

(iii)    has no interest in any capital items in respect of which it is or may be subject to any restrictions or adjustment of the amount of input credit available to it for the purposes of VAT.

(y)    No Transferred Company, nor a relevant associate (within the meaning of paragraph 3 of Schedule 10 of the Value Added Tax Act 1994 (“VATA”)) of a Transferred Company has made an option to tax under paragraph 2 of Schedule 10 of VATA in respect of a Leased Real Property.

(z)    Since December 31, 2013, no Transferred Company has been subject to any restriction under the world wide debt cap in the United Kingdom (Part 7 of the Taxation (International and other Provisions) Act 2010).

(aa)    No Transferred Company has entered into any statutory election or arrangement with any Governmental Authority for the purposes of any Taxes under which it could become liable for Taxes which would otherwise have been the liability of any other company.

(bb)    In respect of the E Shares issued to participants in the MIP and LTIP E Share Participants: (i) any UK tax resident individuals have made valid joint elections with their employing company in accordance with section 431 of the UK Income Tax (Earnings and Pensions) Act 2003; (ii) any individuals who are U.S. tax resident or otherwise subject to U.S. Taxes have made valid elections under section 83(b) of the Code; and (iii) with respect to any individuals who are tax resident or otherwise subject to pay Taxes in any jurisdiction other than the UK and the U.S., no liability for Taxes will arise on the Transferred Companies in connection with the acquisition, holding or sale of their E Shares.

(cc)    To the Knowledge of Seller, no employee benefit trust or other third party has made any payments or loans, made any Assets available, transferred any Assets or earmarked any Assets, however informally, to or for the benefit of any current or former employee(s) of any of the Transferred Companies (or anyone connected with any current or former employee(s) of any of the Transferred Companies) in a way that does not fall within an exclusion from the provisions of Part 7A of ITEPA 2003.

(dd)    This Section 2.7 and Section 2.12 constitute the exclusive representations and warranties of Seller with respect to Taxes.

2.8    Legal Matters.

(a)    (i) There is no action, suit, litigation, complaint, hearing, investigation or proceeding (whether judicial or administrative) before any Governmental Authority or arbitrator (each a “Proceeding”) pending or, to the Knowledge of Seller, threatened, against any Shareholder (with respect to the business of the Transferred Companies) or any Transferred Company that (x) involves a claim for U.S.$500,000 or more, or (y) involves a claim for an unspecified amount or which seeks injunctive relief which would be material to the business of the Transferred Companies taken as a whole, and (ii) no Transferred Company is subject to any material judgment, decree, writ, injunction or order of any Governmental Authority (other than those of general applicability), and no Transferred Company is in breach or violation of any Order. No Shareholder is subject to any Order that would prevent, materially delay or materially impair such Shareholder’s ability to consummate the transactions contemplated hereby or by the Ancillary Documents.

(b)    Each of the Transferred Companies is, and since December 31, 2013, has been, in compliance, and has conducted its business in compliance, in all material respects with all international, national, federal, state and local statutes, ordinances, codes, laws, common laws, orders, rules, regulations, directives, guidances and other legal requirements issued, enacted, promulgated, entered into, agreed to or imposed by any Governmental Authorities (collectively “Legal Requirements”). Since December 31, 2013, none of the Transferred Companies has received any written notice from Governmental Authorities or customers alleging any material non-compliance with any Legal Requirement.

(c)    Without limiting the generality of Section 2.8(b):

(i)    Since December 31, 2013, all studies, tests and preclinical and clinical trials being conducted by the Transferred Companies and its subcontractors have been and are being conducted in all material respects in compliance with applicable Legal Requirements, including the applicable requirements of “Good Clinical Practices”, “Good Laboratory Practices” and of current “Good Manufacturing Practices”, any applicable clinical study protocols, and all applicable Legal Requirements of any Governmental Authority (including Sections 505(i) and 520(g) of the Food, Drug, Cosmetic Act, Parts 312 and 812 of Title 21 of the Code of Federal Regulations and those equivalent requirements and standards applicable in the relevant jurisdiction). Since December 31, 2013, none of the Transferred Companies has received any written notice, correspondence or other communication from any institutional review board, the U.S. Food and Drug Administration or any other similar foreign or international Governmental Authority, recommending or requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Transferred Companies based on the Transferred Companies’ failure to comply in all material respects with applicable Legal Requirements. Since December 31, 2013, none of the Transferred Companies has received any notice of any noncompliance, including any notice of inspectional observations (Form FDA 483) or warning letter, untitled letter, or other enforcement letter from the U.S. Food and Drug Administration or other Governmental Authorities, or of any liability or potential liability for such noncompliance, that would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. Since December 31, 2013, none of the Transferred Companies, any of their respective directors or officers, or to the Knowledge of Seller, any of their respective employees or agents acting on behalf of the Transferred Companies, has been or is currently debarred, disqualified, suspended, or excluded from participation in any foreign, federal or state health care program or governmental program in any jurisdiction.

(ii)    For the purposes of this Agreement, “Good Clinical Practices” means the U.S. Food and Drug Administration’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including, the standards contained in 21 C.F.R. Parts 50, 54, 56, 312 and 812, Directive

2001/20/EC relating to the implementation of good clinical practice in the conduct of clinical trials on medicinal products for human use and the related national legislation of individual EU Member States, the guidelines laid down in Commission Directive 2005/28/EC and those laid down in “The Rules Governing Medicinal Products in the European Community, Volume 10 “Guidelines for clinical trial” of “The Rules Governing Medicinal Products in the European Union” and the most recent version of the World Medical Association Declaration of Helsinki entitled “Ethical Principles for Medical Research Involving Human Subjects” and applicable guidelines issued by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH Guidelines”) (including the ICH guideline, E6: Good Clinical Practice: Consolidated Guideline, “Good Clinical Practices”), Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, the related national implementing laws and regulations of individual EU Member States, provisions of the national laws and industry and professionals codes in EU Member States governing anti-bribery and anti-kickback practices, those equivalent requirements and standards applicable in the relevant jurisdiction, and any conditions of approval imposed by any relevant institutional board, ethics committee or Government Authorities. For purposes of this Agreement, “Good Laboratory Practices” means U.S. Food and Drug Administration’s standards and guidelines set out in 21 C.F.R. part 58 and those equivalent standards and requirements applicable in the relevant jurisdiction including the current good laboratory practices prescribed by the European Union including the European Commission Directive 2004/10/EC relating to the application of the principles of good laboratory practices, the OECD (Organization for Economic Cooperation and Development Council) and the ICH Guidelines. For the purposes of this Agreement, “Good Manufacturing Practices” means the principles and guidelines set out in 21 CFR Parts 210, 211, 600 and 820, and Directive 2003/94/EC laying down principles and guidelines of good manufacturing practice in respect of medicinal products for human use and investigational medicinal products for human use, and related guidelines and recommendations laid down under “The Rules Governing Medicinal Products in the European Community”, Volume 4, “Guidelines for good manufacturing practices for medicinal products for human and veterinary use”, Annex 13, Manufacture of Investigational Medicinal Products, 3 February 2010” and other Governmental Authorities and those equivalent standards or requirements applicable in the relevant jurisdiction relating to the production and quality control of medicinal products.

(iii)    The Transferred Companies are and, have been since December 31, 2013, in compliance in all material respects with all Legal Requirements relating to health care, as applicable, including those laws and regulations related to fraud and abuse, false claims and anti-kickback laws (including the Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), the False Claims Act, 31 U.S.C. § 3729, and the Administrative False Claims Law, 42 U.S.C. § 1320a-7b(a)).

(iv)    None of the Transferred Companies, any of their respective directors or officers, any of their respective employees, or, to the Knowledge of Seller, any of their respective agents, intermediaries, or other Persons acting on behalf of the Transferred Companies, has at any time since June 30, 2012, (A) violated or been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (B) violated or been in violation of any applicable Legal Requirement enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (C) violated or been in violation of any provision of the UK Bribery Act 2010 (the “UK Bribery Act”), (D) made, offered to make, promised to make or authorized the payment of or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Legal Requirement addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (E) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (F) violated or been in violation of any other Legal Requirements regarding use of funds for political activity or commercial bribery.

2.9    Property.

(a)    The Transferred Companies do not own any real property.

(b)    Schedule 2.9(b) of the Disclosure Letter sets forth a list as of the date of this Agreement of all leases of real property with annual rental payments in excess of U.S.$100,000 leased by the Transferred Companies (the “Leases”). As of the date of this Agreement, each Lease is in all material respects in full force and effect and constitutes a valid and legally binding obligation of the applicable Transferred Company and, to the Knowledge of Seller, of each other party thereto, enforceable against such Transferred Company and, to the Knowledge of Seller, each other party thereto, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Legal Requirements affecting creditors’ rights generally or by the principles governing the availability of equitable remedies. As of the date of this Agreement, neither any Transferred Company nor, to the Knowledge of Seller, any other party to any Lease is in material breach or default of or under any such Lease, and no Transferred Company has received written notice thereof from the landlord under any such Lease, and the execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to be executed and delivered by Seller or any of the Minority Shareholders, and the consummation of the transactions contemplated hereby and thereby by Seller and the Minority Shareholders, do not and will not, in any material respect, conflict with, result in the modification or cancellation of, or give rise to any right of termination in respect of (with due notice or lapse of time or both) any such Lease. Seller has made available to Buyer true and complete copies of all Leases.

(c)    To the Knowledge of Seller, no condemnation, eminent domain or expropriation proceeding against or affecting all or any portion of the Leased Real Property is pending or threatened.

(d)    As of the date of this Agreement, except as disposed of in the ordinary course of business consistent with past practices, the Transferred Companies have good and valid title to all material tangible personal property reflected on the Balance Sheet or acquired by it after the Balance Sheet Date, and such property is held free and clear of all Encumbrances other than Permitted Encumbrances.

(e)    After giving effect to capital expenditures currently budgeted or being undertaken by the Transferred Companies, all material improvements and fixtures on all the Leased Real Property, and all material machinery, equipment and other tangible property owned or leased to the Transferred Companies as of date of this Agreement, are in all material respects in good condition, except for ordinary wear and tear and obsolescence.

(f)    The Asset of the Transferred Companies, after taking into account goods and services purchased or leased by the Transferred Companies, are sufficient for the conduct of the business of the Transferred Companies in all material respects as it is currently conducted.

2.10    Material Contracts.

(a)    Schedule 2.10(a) of the Disclosure Letter sets forth a list as of the date of this Agreement of each of the following Business Agreements (collectively, the “Material Contracts”):

(i)    any mortgage, indenture, credit agreement, note or other instrument or agreement for or relating to the borrowing of money by any Transferred Company (other than those in respect of trade payables arising in the ordinary course of business consistent with past practices);

(ii)    any guaranty by the Transferred Companies of any obligation for borrowed money (other than guaranties of credit cards of officers and employees of the Transferred Companies), excluding endorsements made for collection in the ordinary course of business consistent with past practices;

(iii)    any Business Agreement under which a Transferred Company has advanced or loaned an amount in excess of U.S.$1,000,000 other than advances or loans through intercompany accounts;

(iv)    any Business Agreement that requires any capital expenditure or capital commitment, individually or in the aggregate, by the Transferred Companies of U.S.$1,000,000;

(v)    any Business Agreement relating to an acquisition or divestiture by any Transferred Company of Assets or a business (whether by merger, acquisition of stock, acquisition of Assets or otherwise) within the past three years (A) that involves a purchase or sale in excess of U.S.$5,000,000 or is material to the operation of any Transferred Company; (B) under which any Transferred Company has any liability with respect to an “earn-out”, contingent purchase price, deferred purchase price or similar contingent payment obligation; or (C) under which any Transferred Company has an ongoing indemnification obligation;

(vi)    any Business Agreement containing material exclusivity, non-competition or other limitations restricting any Transferred Company’s ability to purchase or sell goods or services, engage in any line of business, operate in any geographical location or otherwise compete with any Person (other than confidentiality and employee non-solicit agreements entered into in the ordinary course of business consistent with past practices);

(vii)    any Business Agreement (excluding purchase or work orders related thereto) (A) with any of the “Full Service” customers listed on Schedule 2.10(a)(vii)-1 of the Disclosure Letter, which list shall include the top 20 “Full Service” customers of the Transferred Companies, taken as a whole, for the 12-month period ended on Balance Sheet Date, based on the revenues of the Transferred Companies attributable to such “Full Service” customers during such period, (B) with any of the “FSP Project” customers listed on Schedule 2.10(a)(vii)-2 of the Disclosure Letter, which list shall include the top 10 “FSP Project” customers of the Transferred Companies, taken as a whole, for the 12-month period ended on Balance Sheet Date, based on the revenues of the Transferred Companies attributable to such “FSP Project” customers during such period, and (C) with any of the suppliers listed on Schedule 2.10(a)(vii)-3 of the Disclosure Letter, which list shall include the top 10 suppliers of the Transferred Companies, taken as a whole, for the 12-month period ended on Balance Sheet Date, based on the cost of the materials or services purchased by the Transferred Companies from such suppliers during such period;

(viii)    any Business Agreement that is a partnership, joint venture collaboration, strategic alliance, sharing of profits, or similar agreement with a third party;

(ix)    any hedging agreement (such as a currency exchange, interest rate exchange, commodity exchange or similar contract) that will be binding on a Transferred Company following the Closing;

(x)    any Business Agreement pursuant to which any Intellectual Property that is material to any of the Transferred Companies is licensed to a Transferred Company by a third Person (other than licenses for “off-the-shelf” or other software on generally standard terms and conditions) or pursuant to which a Transferred Company has granted to a third Person the right to use any Intellectual Property that is material to the Transferred Companies and is owned or exclusively controlled by the applicable Transferred Company;

(xi)    any Business Agreement that imposes “most favored customer” obligations on any of the Transferred Companies;

(xii)    any Business Agreement directly (or as a subcontractor) with any Governmental Authority for the provisions of services by the Transferred Companies;

(xiii)    any Business Agreement that imposes minimum purchase requirements from the counterparty on any of the Transferred Companies in an amount in excess of U.S.$1,000,000 during any fiscal year;

(xiv)    to the extent not already covered by (i)-(xiii), any Business Agreement under which the Transferred Companies are obligated to make payment or incur costs with an individual counterparty in excess of U.S.$10,000,000 in any fiscal year period or U.S.$30,000,000 in the aggregate over the term of such Business Agreement; and

(xv)    any Business Agreement that represents any binding commitment or agreement to enter into any of the foregoing.

(b)    Except as set forth on Schedule 2.10(b) of the Disclosure Letter, each Material Contract is in full force and effect and constitutes a valid and legally binding obligation of the applicable Transferred Company and, to the Knowledge of Seller, of each other party thereto, enforceable against such Transferred Company and, to the Knowledge of Seller, each other party thereto, in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Legal Requirements affecting creditors’ rights generally or by the principles governing the availability of equitable remedies. Neither any Transferred Company nor, to the Knowledge of Seller, any other party to any Material Contract is in material breach or default of or under any such Material Contract, and the execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to be executed and delivered by Seller or any of the Minority Shareholders, and the consummation of the transactions contemplated hereby and thereby by Seller and the Minority Shareholders, do not and will not, in any material respect, conflict with, result in the modification, acceleration or cancellation of, or give rise to any right of termination in respect of (with due notice or lapse of time or both), require notice pursuant to, or give rise to any obligation of any Transferred Company to make a payment under, any Material Contract. Seller has made available to Buyer true and complete copies of all Material Contracts.

2.11    Employment Matters and Labor Relations.

(a)    As of the date of this Agreement, there is no labor strike, organized work stoppage, slowdown, picketing or lockout in effect or, to the Knowledge of Seller, threatened against the Transferred Companies.

(b)    To the Knowledge of Seller, as of the date of this Agreement, there is no union organization campaign or material dispute with any works council or other employee representative body relating to any Business Employees.

(c)    Schedule 2.11(c) of the Disclosure Letter sets forth a list, as of the date of this Agreement, of each collective bargaining agreement or other agreement with any labor union or works council, in each case, binding upon any of the Transferred Companies (collectively, the “Collective Bargaining Agreements”). Seller has made available to Buyer true and complete copies of each such agreement.

(d)    Each of the Transferred Companies is in compliance in all material respects with all applicable Legal Requirements relating to employment and employment practices, including those concerning (i) classification of employees (e.g., independent contractor vs. employee and salaried/exempt vs. hourly/non-exempt), (ii) wages and hours (including holiday pay), (iii) the federal Occupational Safety and Health Act of 1970 and all occupational safety laws under federal, state and local laws, (iv) a notice of redundancy to a relevant authority or body or consultation with any independent trade union, works council or employee representative body under any applicable statutory provisions about making any employees who were engaged in the Transferred Companies redundant, (v) a transfer of undertaking as defined under TUPE and (vi) all federal laws pertaining to immigration and employment eligibility verification.

(e)    Except as would not result or reasonably be expected to result, individually or in the aggregate, in any material liability to any Transferred Company, as of the date hereof (A) no Transferred Company has received written notice of any audits or investigations pending or scheduled by any Governmental Authority pertaining to the employment practices of such Transferred Company and (B) to the Knowledge of Seller, no written complaints relating to employment practices of any Transferred Company have been made to any Governmental Authority or submitted to the Transferred Company.

2.12    Employee Benefits.

(a)    Schedule 2.12(a) of the Disclosure Letter sets forth a correct and complete list, by jurisdiction (to the extent applicable), as of the date of this Agreement of each material Benefit Plan. For purposes of this Agreement, the term “Benefit Plan” means (i) each “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) any other employee benefit plan, policy, program, practice, agreement or arrangement, whether granted in writing, by custom and practice, or otherwise, or as a result of rights that transferred pursuant to TUPE, including any stock option, stock purchase, stock award, deferred compensation, pension, retirement, savings, profit sharing, incentive, bonus, health, life insurance, cafeteria, flexible spending, dependent care, fringe benefit, paid time off, disability, permanent health insurance or severance pay plan, and (iii) any employment, consulting, indemnification, severance, retention or change-in-control agreement, in each case, which is sponsored, administered or maintained by the Transferred Companies, or to which the Transferred Companies are required to make contributions, on behalf of any current or former directors, officers, employees or independent contractors (providing personal services) of the Transferred Companies, or with respect to which any of the Transferred Companies has (or may have) any liability. Benefit Plans shall not include any statutory non-U.S. plans with respect to which any Transferred Company is obligated to make contributions or comply with under applicable Legal Requirements.

(b)    Seller has either delivered or made available to Buyer prior to the execution of this Agreement, with respect to each material Benefit Plan, accurate and complete copies of, to the extent applicable and relevant: (i) all plan documents and all amendments thereto, and all related trust or other funding documents; (ii) a written description of any such Benefit Plan if such plan is not set forth in a written document; (iii) the latest IRS determination letter, opinion letter or advisory letter; (iv) the most recent audited financial statements; (v) the most recent annual reports on Form Series 5500; (vi) the most recent annual actuarial valuation; and (vii) the most recent summary plan descriptions and any material modifications thereto. None of the Transferred Companies has any commitment, whether legally binding or not, to create any additional Benefit Plan that would be a defined benefit pension plan.

(c)    As of the date of this Agreement, no material audit, investigation or other administrative proceeding with respect to any Benefit Plan by any Governmental Authority is pending or, to the Knowledge of Seller, threatened.

(d)    All material contributions and premium payments in respect of Benefit Plans required to have been paid under or with respect to such Benefit Plans will have been timely and fully paid or accrued as of the Closing Date in accordance with applicable Legal Requirements.

(e)    With such exceptions as would not result or reasonably be expected to result, individually or in the aggregate, in any material liability to any Transferred Company, (i) each Benefit Plan is in compliance with all applicable Legal Requirements and has been administered in accordance with its terms, (ii) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any U.S. Benefit Plan, and (iii) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of Seller, threatened with respect to any Benefit Plan.

(f)    Each Benefit Plan covering any current or former employees of the U.S. Transferred Companies (collectively, “U.S. Benefit Plans”) intended to be tax-qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or, in the case of a pre-approved plan, a current IRS opinion letter or advisory letter on which it can rely) as to its tax-qualified status under the Code and, to Seller’s Knowledge, there are no existing circumstances likely to result in the revocation of any such determination (or opinion or advisory) letter or disqualification of any such U.S. Benefit Plan.

(g)    To the Knowledge of Seller, no event has occurred and no condition exists with respect to any employee benefit plan or arrangement currently or previously maintained or contributed to by any ERISA Affiliate of the Transferred Companies that could subject the Transferred Companies, directly or indirectly, to a material liability under Sections 412 or 430 of the Code or Title IV of ERISA.

(h)    No U.S. Benefit Plan provides retiree health, life insurance or other welfare benefits to any retired or terminated employees of the Transferred Companies, and none of the Transferred Companies has any present or future obligation to provide any such retiree health, life insurance or other welfare benefits to any U.S. Business Employees, except, in each case, as required by the Consolidated Omnibus Reconciliation Act of 1985, as amended, or other applicable Legal Requirements.

(i)    No Transferred Company or any ERISA Affiliate of a Transferred Company maintains, contributes to, or is required to contribute to, or within the six (6) years prior to the date of this Agreement, maintained, contributed to, or was required to contribute to, or has any liability under a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single-employer” defined benefit plan or any “multiemployer plan” (each as defined in Section 4001 of ERISA). No U.S. Benefit Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(j)    Each U.S. Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder.

(k)    The consummation of the transactions contemplated hereby (including in combination with other events or circumstances) will not (i) entitle any current or former Business Employee to severance pay, unemployment compensation or any other cash payment or material benefit; (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such Business Employee or trigger any other material obligation under any Benefit Plan; (iii) result in any material breach or violation of, or material default under or limit a Transferred Company’s right to amend, modify, terminate or transfer the assets of, any Benefit Plan; or (iv) directly or indirectly cause a Transferred Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Benefit Plan.

(l)    None of the Transferred Companies has any obligation to gross up, indemnify or otherwise reimburse any current or former service provider to a Transferred Company for any tax incurred by such service provider pursuant to Sections 409A or 4999 of the Code.

(m)    No Transferred Company (i) has sponsored or participated in a UK pension scheme or arrangement which is or was a defined benefit pension plan or (ii) has at any time within the six years prior to the date of this Agreement, been “connected” with or an “associate” of (as those terms are used in section 38 and 43 of the Pensions Act 2004) any person who has sponsored or participated in a defined benefit pension plan. No person who became an employee of a Transferred Company as a result of a transfer to which TUPE applied, has a right (or could at a future date have a right) to early retirement benefits, or to be considered for early retirement benefits, (whether on redundancy or otherwise and whether or not immediate and/or contingent) as a result of rights that transferred pursuant to TUPE.

(n)    No Transferred Company maintains, contributes to, or is required to contribute to, or has any liability in respect of, any Benefit Plan that is a defined benefit pension scheme or arrangement in any jurisdiction. No non-U.S Benefit Plan promises or provides retiree health, life insurance or other welfare benefits to any person other than as required by applicable Legal Requirements or as would not result in a material liability to the Transferred Companies.

2.13    Transactions with Insiders. Other than in the case of directors or officers, Business Agreements relating to their employment with or services as a director or officer of any of the Transferred Companies or compensation or benefits paid to directors or officers paid for services rendered in the ordinary course of business consistent with past practices, Business Agreements or other arrangements solely among Transferred Companies or as described on Schedule 2.12(a) of the Disclosure Letter, no Transferred Company (a) is party to any Business Agreement with one or more Insiders, (b) is involved in any business arrangement or other relationship with any Insider that is not on arms’ length terms, or (c) owes any amount to, or has committed to make any loan or extend or guarantee credit to or for the benefit of, any Insider

(other than immaterial cash advances to directors, officers, and employees or pursuant to company credit cards, in each case in the ordinary course of business consistent with past practices). No Insider, owns any Asset, tangible or intangible, that is used or held for use by the Transferred Companies in connection with the business conducted by the Transferred Companies, and there are no Proceedings pending or, to the Knowledge of Seller, threatened by any Insider against any Transferred Company. Each Business Agreement set forth on Schedule 2.13 is referred to herein as an “Insider Contract” and collectively, the “Insider Contracts”.

2.14    Environmental Matters.

(a)    The Transferred Companies are in compliance, and since December 31, 2013, have complied with all Environmental Requirements, except for such violations as are not reasonably expected to result in material liability of the Transferred Companies.

(b)    Since December 31, 2013, or prior to that for any matters that have not been fully and finally resolved, the Transferred Companies have not received (i) written notice or a written request for information from any Governmental Authority with respect to any Release of any Hazardous Substance, or (ii) written notice that any Transferred Company is alleged to be in violation of or has been or may be identified in any Proceeding as a responsible party or a potentially responsible party for any liability under Environmental Requirements which remains outstanding and unresolved, with such exceptions as are not reasonably expected to result in material liability of the Transferred Companies.

(c)    With such exceptions as are not reasonably expected to result in material liability of the Transferred Companies, the Transferred Companies have timely applied for and renewed, hold, maintain and are in compliance with, all material Permits required under Environmental Requirements for the Transferred Companies to conduct their business in all material respects in the manner it is currently conducted. All such material Permits are as of the date of this Agreement in full force and effect, and no event has occurred and is continuing which requires, or after notice or lapse of time or both would require, any modification, revocation, non-renewal or termination of any such Permit, with such exceptions as are not reasonably expected to result in material liability of the Transferred Companies.

(d)    None of the Transferred Companies has entered into any material written agreements or undertakings with any Person relating to any Remedial Action in respect of the Leased Real Property or assumed, undertaken or otherwise become subject to by contract or law any material liability of any other Person relating to Environmental Requirements or Hazardous Substances that remains in effect or survives as of the date of this Agreement (except that the Leases may contain indemnities and/or agreements regarding such liabilities).

(e)    (i) There has been no material Release at, on, under or from any of the Leased Real Property or as a result of the operations or the business of the Transferred Companies or, to the Knowledge of Seller, other Persons, and (ii) the Transferred Companies have not arranged for the treatment, transportation or disposal of any Hazardous Substances at or to any site, in each case (i) or (ii), that would reasonably be expected to result in material liability of the Transferred Companies.

(f)    To the Knowledge of Seller, there are no underground storage tanks located on the Leased Real Property, and no asbestos, asbestos-containing materials, lead based paint, toxic mold, polychlorinated biphenyls (PCBs) or PCB wastes are now located, contained, used or stored by the Transferred Companies in or at the Leased Real Property (including the buildings, structures and all improvements and machinery and equipment thereon or thereat), in violation of Environmental Requirements.

(g)    Seller has made available to Buyer copies of all material environmental assessments, reports, audits and other material documents in their possession or under their control that relate to Transferred Companies’ compliance with or liability under Environmental Requirements or the environmental condition of any real property that Transferred Companies currently or formerly have owned, operated, or leased that have been generated or received since the date that is three years prior to the date of this Agreement.

2.15    Data Privacy.

(a)    Each of the Transferred Companies is, and has been since December 31, 2013, in compliance with all Information Privacy and Security Laws in all material respects. Each of the Transferred Companies also, in all material respects, complies with, and since December 31, 2013, has complied with the requirements of all published privacy policies and any Business Agreement as pertaining to data processing instructions provided by customers of the Transferred Companies, and all consents and authorizations from individuals, that apply to the receipt, use, processing or disclosure of Personal Information, including any such consents and/or authorizations that have been provided to Transferred Companies by Transferred Companies’ customers (collectively, “PII Consents”), in each case in connection with the Transferred Companies’ collection, processing, disclosure, storage, transfer, analysis, disclosure, retention, dissemination, security and/or use of any Personal Information, including any Personal Information from any individual clinical trial subjects, customers, prospective customers, employees and/or other third parties. Each of the Transferred Companies has, in all material respects, all necessary PII Consents or other lawful basis to collect, process and disclose all Personal Information in the possession or under the control of the Transferred Companies in connection with the operation of the business operations of the Transferred Companies. Each Transferred Company has made all required registrations and filings with Governmental Authorities as required by Information Privacy and Security Laws. No Transferred Company has received within the last two years any written correspondence from any individuals, Governmental Authorities or clients alleging non-compliance in any material respect with any Information Privacy and Security Laws, PII Consents, international data transfers, or registration requirements.

(b)    Each of the Transferred Companies has reasonable physical, technical, organizational and administrative security measures and policies in place to protect the confidentiality, integrity and security of all material IT Assets and all Personal Information from and against unauthorized access, use, interruption, modification, corruption and/or disclosure, and those measures and policies comply, in all material respects, with Information Privacy and Security Laws.

(c)    Since December 31, 2103, there has been no material breach of the security of any material IT Assets, or unauthorized access, acquisition, use or disclosure of any Personal Information, owned, used, stored, received, or controlled by the Transferred Companies, including any unauthorized access, use or disclosure of Personal Information that would constitute a breach for which notification to individuals and/or Governmental Authorities is required under any applicable Information Privacy and Security Laws.

2.16    Intellectual Property.

(a)    Schedule 2.16(a) of the Disclosure Letter sets forth a list of all Intellectual Property that is registered, issued or subject to a pending application for registration or issuance on the date of this Agreement in the name of any Transferred Company, together with applications for the foregoing as of the date of this Agreement.

(b)    No Transferred Company is as of the date of this Agreement, and during the two years preceding the date of this Agreement has not been, a party to or the subject of any material infringement, interference, opposition or similar action, suit or proceeding challenging the right or title to or use by such Transferred Company of any material Intellectual Property, and no such material action, suit or proceeding has, to the Knowledge of Seller, been threatened in writing during such two year period.

(c)    With such exceptions as would not have or not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, the Transferred Companies are not infringing on any Intellectual Property of any other Person. As of the date of this Agreement, neither Seller nor any of the Transferred Companies has received any written notice from any other Person alleging that any Transferred Company has infringed in a material respect any material Intellectual Property of any other Person, which claim is still pending and unresolved. None of the Transferred Companies has made any claim in writing of any material infringement by others of the Transferred Companies’ rights to or in connection with any material Intellectual Property of the Transferred Companies, and, to the Knowledge of Seller, the Transferred Companies do not know of any basis for the making of any such claim.

2.17    Permits. The Transferred Companies hold, and are in compliance with, all Permits (other than Permits required under Environmental Requirements, which are addressed in Section 2.14) required to conduct the business of the Transferred Companies in all material respects in the manner in which it is currently conducted. All such Permits are valid and in full force and effect, and no event has occurred and is continuing which permits, or after notice or lapse of time or both would permit, any modification, revocation, non-renewal or termination of any such Permit, with such exceptions as would not be or reasonably be excepted to, individually or in the aggregate, be material to any Transferred Company.

2.18    Trade Controls Laws.

(a)    Since June 30, 2012, the Transferred Companies have been in compliance with all statutory and regulatory requirements of the United States and other jurisdictions related to export controls, economic sanctions, trade embargoes, boycotts, imports of goods, and payment of custom duties (collectively, the “Trade Control Laws”).

(b)    The Transferred Companies have obtained from any relevant Governmental Authority all required authorizations or registrations or submitted to any relevant Governmental Authority any filing required for the export, re-export, transfer, or import of hardware, software, or technology in accordance with the Trade Control Laws and have been at all times in compliance with the terms and conditions of any authorizations, registrations, or applicable license exceptions or exemptions.

(c)    Since June 30, 2012, none of the Transferred Companies has been cited or fined for failure to comply with the Trade Control Laws, and no proceeding, inquiry, or investigation, with respect to any alleged non-compliance with the Trade Control Laws by Transferred Companies is pending or, to the Knowledge of Seller, threatened.

(d)    The Transferred Companies have not made any disclosures (voluntary or otherwise) to any Governmental Authority with respect to any potential violation or liability of the Transferred Companies arising under or relating to any Trade Control Laws.

(e)    The Transferred Companies have not engaged in any transactions, or otherwise dealt directly or indirectly, with any person or entity with whom U.S. Persons are prohibited from dealing under the Trade Control Laws, including (i) sanctioned countries or territories such as Crimea, Cuba, Iran, North Korea, Sudan, or Syria; (ii) any Person designated on a restricted party list maintained by the U.S. Government (e.g., List of Specially Designated Nationals and Blocked Persons, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, Entity List, Denied Persons List, Unverified List, or Debarred Parties List) (“Restricted Party”); or (iii) to the Knowledge of Seller, any Person owned or controlled by, or acting on behalf of, a Restricted Party.

(f)    None of the Transferred Companies nor the Shareholders, is or is owned or controlled by, or is acting on behalf of, a Restricted Party.

2.19    Insurance. Schedule 2.19 of the Disclosure Letter lists all material liability and casualty insurance policies in force as of the date of this Agreement for the benefit of any Transferred Company and such insurance policies are in full force and effect on the date of this Agreement and all premiums due on such insurance policies have been paid in full. The Transferred Companies maintain insurance coverage against such risks and in such amounts as is customary for companies of similar size in the geographic regions and businesses in which the Transferred Companies operate. There is no material claim by the Transferred Companies pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such insurance policy or in respect of which such underwriters have reserved their rights. To the Knowledge of Seller, there is no threatened termination any of such policy as of the date of this Agreement.

2.20    Brokers. Except for Jefferies LLC, whose fees and expenses will be treated as Transaction Costs, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby based upon any agreements, written, oral or otherwise made by or on behalf of Seller or any of its Affiliates (including the Transferred Companies) and no Person (including Jefferies LLC) is or will be entitled to any fee or commission or like payment from Buyer in respect thereof.

Buyer acknowledges and agrees:

2.21    NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE II OR IN ANY ANCILLARY DOCUMENT NONE OF SELLER, THE MINORITY SHAREHOLDERS, THE TRANSFERRED COMPANIES, THEIR RESPECTIVE AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, TRUSTEES, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND SELLER HEREBY DISCLAIMS TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY SUCH REPRESENTATION OR WARRANTY (INCLUDING ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE), WITH RESPECT TO THE SHARES, THE TRANSFERRED COMPANIES, THE ASSETS OF THE TRANSFERRED COMPANIES, THE LIABILITIES OF THE TRANSFERRED COMPANIES, THE BUSINESS OF THE TRANSFERRED COMPANIES, OR THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR ANY OTHER MATTER WHATSOEVER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER, ANY AFFILIATE OF BUYER, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES, OR ANY OTHER PERSON OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY PROJECTIONS OR DUE DILIGENCE REPORTS) BY SELLER, THE MINORITY SHAREHOLDERS, THE TRANSFERRED COMPANIES, OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, TRUSTEES, DIRECTORS, EMPLOYEES, AGENTS, OR REPRESENTATIVES OR ANY OTHER PERSON WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. BUYER ACKNOWLEDGES AND AGREES THAT IN ENTERING INTO THIS AGREEMENT AND ANY ANCILLARY DOCUMENTS TO WHICH IT IS A PARTY AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IT IS ONLY RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE II OR IN ANY ANCILLARY DOCUMENT. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 2.21 OR ELSEWHERE IN THIS AGREEMENT LIMITS ANY CLAIM, RIGHT OR REMEDY THAT A PERSON MAY HAVE AGAINST ANOTHER PERSON FOR FRAUD.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

3.1    Incorporation of Buyer. Buyer is a corporation, validly existing and in good standing under the laws of State of Delaware.

3.2    Power; Authorization; Consents.

(a)    Buyer has the corporate (or other Entity) power and authority to execute, deliver and perform this Agreement and the Ancillary Documents to be executed and delivered by Buyer and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to be executed and delivered by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly authorized and approved by the board of directors (or comparable governing body) of Buyer and no other corporate (or other Entity) proceedings on the part of Buyer or the shareholders or other equity holders of Buyer are necessary to authorize and approve this Agreement and the Ancillary Documents to be executed and delivered by Buyer and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer, and the Ancillary Documents to be executed and delivered by Buyer at the Closing will be duly executed and so delivered by Buyer. This Agreement constitutes, and at the Closing each Ancillary Document to be executed and delivered by Buyer will constitute, a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Legal Requirements affecting creditors’ rights generally or by the principles governing the availability of equitable remedies.

(b)    The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to be executed and delivered by Buyer and the consummation of the transactions contemplated hereby and thereby do not and will not:

(i)    contravene any provisions of the certificate of incorporation or by-laws (or comparable organization documents) of Buyer;

(ii)    conflict with, result in a breach of any provision of, constitute a default under, result in modification, acceleration, or cancellation or, require notice pursuant to, give rise to any obligation of Buyer or its Affiliates to make any payment under, or entitle any Person (with due notice or lapse of time or both) to terminate, cancel, accelerate, modify or call a default with respect to, any contract, agreement, lease, or other commitment, to which Buyer is a party or to which any of its Assets is subject, with such exceptions as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect;

(iii)    except with respect to Antitrust Laws, violate or conflict with any Legal Requirements or Order applicable to Buyer or any Affiliate of Buyer, or any of their businesses or Assets, except, in each case, for such violations or conflicts as would not have or reasonably be expected have, individually or in the aggregate, a Buyer Material Adverse Effect; or

(iv)    require Buyer or any of its Affiliates to obtain, secure or make any Approval, other than (A) Antitrust Approvals, and (B) where failure to obtain, secure or make such Approval would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

3.3    Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Buyer, threatened, against Buyer or any of its Affiliates that would, if adversely determined, would have or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

3.4    Brokers. Other than fees paid by Buyer or its Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby based upon any agreements, written, oral or otherwise made by or on behalf of Buyer or any of its Affiliates and no Person engaged by Buyer or its Affiliates is or will be entitled to any fee or commission or like payment from Seller or the Transferred Companies in respect thereof.

3.5    Investment Intent of Buyer. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing the Shares. Buyer confirms that Seller has made available to Buyer the opportunity to ask questions of the management employees of the Transferred Companies and to acquire such additional information about the Transferred Companies and the Shares as Buyer has requested. Buyer is acquiring the Shares pursuant to this Agreement for its own account for investment purposes only, and not with the view to or in connection with any distribution thereof. Without limiting the generality of the foregoing, other than as set forth in Article II or in any Ancillary Document, Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Transferred Companies, or the future business and operations of the Transferred Companies, or (ii) any other information or documents made available to Buyer or its representatives with respect to the Transferred Companies, the Shares, the Assets of the Transferred Companies, or the business of the Transferred Companies. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 3.5 OR ELSEWHERE IN THIS AGREEMENT LIMITS ANY CLAIM, RIGHT OR REMEDY THAT A PERSON MAY HAVE AGAINST ANOTHER PERSON FOR FRAUD.

3.6    Sufficient Funds. As of the date of this Agreement, Buyer has, and at the Closing, Buyer will have, cash on hand or lines of credit to provide, in the aggregate, sufficient funds to enable it to pay the Purchase Price and to perform its obligations under this Agreement and the Ancillary Documents to which it is or at the Closing will be a party.

ARTICLE IV

COVENANTS

4.1    Access; Confidentiality.

(a)    Between the date of this Agreement and the Closing, Seller will cause the Transferred Companies to, during normal business hours and upon reasonable prior notice, (i) provide to Buyer and its representatives reasonable access to the premises, property, books and records of the Transferred Companies, (ii) furnish to Buyer and its representatives financial information, operating data and other information pertaining to the Transferred Companies, (iii)

make available for inspection and copying by Buyer copies of any documents relating to the foregoing (at Buyer’s expense), and (iv) permit Buyer and its representatives to conduct reasonable interviews of executive officers of the Transferred Companies; provided, however, that (A) Buyer shall exercise its right under this Section 4.1(a) in such a manner as to not unreasonably interfere with the operations of the Transferred Companies, and (B) Seller may limit such access described in clauses (i) through (iv) above to the extent such access (I) could, in the opinion of Seller’s counsel, violate in any material respect any applicable Legal Requirements, including any Antitrust Laws, (II) would require Seller or any Transferred Company to waive any attorney-client privilege, or (III) conflicts with any confidentiality agreement, non-disclosure agreement or similar agreement to which Seller or any Transferred Company is party to on the date hereof (it being understood and agreed that the foregoing shall not apply to or otherwise limit the disclosure required by any of the representations and warranties in Article II and in the case of any such limit properly relied on, Seller shall provide prompt written notice to Buyer of its determination to withhold information and the basis therefore).

(b)    All information provided to Buyer or its representatives by or on behalf of Seller, the Minority Shareholders, the Transferred Companies or their respective Affiliates or representatives (whether pursuant to this Section 4.1 or otherwise) will be governed and protected by the Confidentiality Agreement between the Company and Parent Guarantor dated April 11, 2017 (the “Confidentiality Agreement”).

4.2    Announcements. No party shall, and each party shall cause its Affiliates and representatives, including any financial advisors, not to, issue any press release or otherwise directly or indirectly make any public statement or announcement or disclosure with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably conditioned, withheld or delayed) and the parties shall cooperate as to the timing and contents of any such release, statement, announcement or disclosure, except as may be required by applicable Legal Requirements or the rules of any stock exchange on which their securities (or securities of any of their Affiliates) are listed (in which case the party required (or whose Affiliate or representative is required) to make the release, statement or announcement shall, to the extent practicable under the circumstances, allow the other party reasonable time to comment on such release, statement, announcement or disclosure in advance of its issuance (the first party being under no obligation to accept any such comments)).

4.3    Conduct of Business Prior to the Closing.

(a)    During the period from the date of this Agreement and continuing until the earlier of the Closing or the termination of this Agreement, except as expressly provided in or otherwise contemplated by this Agreement, as set forth on Schedule 4.3 of the Disclosure Letter, or as required by applicable Legal Requirements, Seller (i) shall cause the Transferred Companies to conduct their business in the ordinary course of business consistent with past practices and comply in all material respects with applicable Legal Requirements, (ii) use commercially reasonable efforts to maintain and preserve substantially intact the present organization of the Transferred Companies, and (iii) use commercially reasonable efforts to preserve intact the Transferred Companies relationships with their material customers and material suppliers.

(b)    Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until earlier of the Closing or the termination of this Agreement, except as expressly provided in or otherwise contemplated by this Agreement, as set forth on Schedule 4.3 of the Disclosure Letter, or as required by applicable Legal Requirements, Seller shall not permit the Transferred Companies to do any of the following without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)    amend the memorandum of association or articles of association (or comparable organizational documents) of any Transferred Company;

(ii)    (A) issue additional shares of capital stock or other equity interests of any Transferred Company, or (B) sell, subject to any Encumbrance, transfer, or dispose of any Shares, any Subsidiary Shares or any other shares of capital stock or other securities of, or other ownership interests in, any Transferred Company or grant options, warrants, calls or other rights to purchase or otherwise acquire Shares, Subsidiary Shares or other shares of the capital stock or other securities of, or other ownership interests in, any Transferred Company, other than in the case of subclause (B), any Encumbrances that will be released prior to the Closing;

(iii)    sell, transfer, lease or otherwise dispose of any of the material Assets of the Transferred Companies, which, in the aggregate, have fair market value of more than U.S.$1,000,000, except sales, leases and other dispositions of inventory in the ordinary course of business consistent with past practices;

(iv)    grant any general increase in any compensation or benefits payable to any class or group of Business Employees, other than (A) increases in base salary or base wages (and corresponding target bonus opportunities) in the ordinary course of business consistent with past practices to Business Employees whose base compensation is less than U.S.$175,000 annually, (B) as required by the terms of any Benefit Plans, Business Agreements, or Collective Bargaining Agreements, or (C) as required by applicable Legal Requirements;

(v)    except as contemplated by this Agreement, as required by applicable Legal Requirements, or as required by the terms of a Benefit Plan, Business Agreement or Collective Bargaining Agreement, (A) establish, adopt, enter into any new, terminate or amend any Benefit Plan (or any plan, program, policy, arrangement, practice or agreement that would be a Benefit Plan if it were in existence on the date hereof), other than (i) any establishment, adoption, entrance into, termination or amendment of a Benefit Plan (or any plan, program, policy, arrangement, practice or agreement that would be a Benefit Plan if it were in existence on the date hereof) that is not a defined benefit pension plan and that does not materially increase the cost to the Transferred Companies, (ii) in connection with open enrollment periods for any broad-based Benefit Plans providing welfare benefits or other renewals, modifications or replacements of

Benefit Plans that are customarily renewed, modified, or replaced on an annual basis, in either case in the ordinary course of business consistent with past practice, or (iii) any standard form offer letters entered into with any new hires in the ordinary course of business consistent with past practice; (B) amend or waive any material rights of a Transferred Company under, or accelerate the vesting under, any provision of any Benefit Plan (or any plan, program, arrangement, practice or agreement that would be a Benefit Plan if it were in existence on the date hereof), (C) grant to any present or former Business Employee any severance or termination pay, or increase in severance or termination pay, (D) pay any bonus or incentive payment to any present or former Business Employee other than in the ordinary course of business consistent with past practice, (E) grant any new equity or equity-based awards under any Benefit Plan (or any plan, program, arrangement, practice or agreement that would be a Benefit Plan if it were in existence on the date hereof), (F) amend or modify any outstanding equity or equity-based award under any Benefit Plan, or (G) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan;

(vi)    hire, engage, promote or terminate (other than for cause) any employee or other individual service provider who is or would be entitled to receive annual base compensation of U.S.$175,000 or more, other than (x) the hiring, or engagement, of any employee or other individual service provider to replace any employee or individual service provider who left the Transferred Companies after the date of this Agreement at an equal or lesser compensation level or in fulfillment of open job requisitions as of the date of this Agreement, or (y) any routine promotions in the ordinary course of business consistent with past practice;

(vii)    commence any mass redundancy exercise in connection with a group or class of Business Employees, including giving notice of a redundancy to any relevant authority or body or starting consultation with an independent trade union, works council or employee representative body;

(viii)    enter into any Insider Contract or any other transaction or arrangement with, or for the benefit of any Insider;

(ix)    make any change in any accounting method or practice used by the Transferred Companies, except as may be required by relevant accounting regulatory and rule making bodies;

(x)    make any loans or advances to any unaffiliated Person (other than pursuant to existing obligations under any contract, agreement or lease), other than the advance of reasonable trade credit to customers or reasonable expenses to employees in the ordinary course of business consistent with past practices;

(xi)    incur, assume, modify the terms of, guarantee or otherwise become liable (whether directly, contingently or otherwise) for any Indebtedness in excess of U.S.$1,000,000, other than obligations under customer Business Agreements, trade accounts payable, short-term working capital financing, current obligations, and other liabilities incurred in the ordinary course of business consistent with past practices;

(xii)    make any capital expenditures, except in the ordinary course of business consistent with past practice and in an amount not in excess of U.S.$1,000,000 individually or U.S.$1,000,000 in the aggregate for all of the Transferred Companies during any three consecutive month period;

(xiii)    split, combine, subdivide, reclassify or effect the recapitalization of any of the Shares or Subsidiary Shares;

(xiv)    declare, set aside or pay any dividend, distribution or similar payment (other than cash dividends) in respect of any Shares, any Subsidiary Shares, or any other shares of capital stock or other equity security of any Transferred Company, or purchase, redeem or acquire any Shares, any Subsidiary Shares, or any other shares of capital stock or other equity security of, or any options, warrants, calls or other rights to purchase or otherwise acquire Shares, Subsidiary Shares or other shares of the capital stock or other securities of, or other ownership interests in, any Transferred Company;

(xv)    subject to any voluntary Encumbrance (other than Permitted Encumbrances) any material Assets of the Transferred Companies which Encumbrance shall not be released or satisfied prior to the Closing;

(xvi)    make or enter into any Business Agreement that would be a Material Contract or Lease, other than any Business Agreement made or entered into in the ordinary course of business consistent with past practices;

(xvii)    terminate, restate, or in any material respect, amend, supplement or waive, release or assign any rights or claims to or under, any Material Contract or Lease, except in the ordinary course of business consistent with past practices;

(xviii)    (A) commence any claim or (B) settle or compromise any adverse Proceeding relating to the Transferred Companies that involves the payment of monetary damages in excess of U.S.$500,000 individually or in the aggregate during any calendar year;

(xix)    enter into or agree to enter into any merger or consolidation with any Entity (other than any such transaction among wholly-owned Subsidiaries of the Company), engage in any new material line of business or invest in, make a capital contribution to, or otherwise acquire the securities, of any other Entity (other than a Transferred Company), or acquire all or substantially all of the Assets of any other Person (other than a Transferred Company);

(xx)    make a change in any Transferred Company’s Tax accounting methods or periods; make, change or rescind any material election in respect of Taxes; amend any material Tax Return; enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax; surrender any right to claim a material Tax refund; consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment; or settle or compromise any material claim or assessment in respect of Taxes;

(xxi)    fail to maintain in full force and effect all material Permits held by the Transferred Companies;

(xxii)    fail to maintain in full force and effect all self-insurance and insurance, as the case may be, currently in effect, except that existing policies may be replaced by new or successor policies of substantially similar coverage and at a substantially similar cost; or

(xxiii)    agree, whether in writing or otherwise, to do any of the foregoing.

Notwithstanding any provision of this Agreement, (x) the Transferred Companies may distribute some or all of their Cash and Cash Equivalents to their shareholders or other equity holders prior to the close of business on the Business Day immediately prior to the Closing Date; and take such actions as may be required to effect the foregoing, and (y) prior to the Closing, the Transferred Companies may continue to manage their cash through intercompany accounts and cash management arrangements in the ordinary course of business consistent with past practices.

4.4    Consents; Cooperation. Subject to the terms and conditions of this Agreement (including Section 4.5):

(a)    Seller and Buyer will use their respective reasonable best efforts (and to the extent necessary, will use their respective reasonable best efforts to cause their Affiliates to use their respective reasonable best efforts) to obtain, secure or make prior to the earlier of the date required (if so required) or the Closing Date, any Consents or Approvals of, to or with any Governmental Authority or other third Person that are required for the consummation of the transactions contemplated by this Agreement, including those set forth in Schedule 2.3(b) of the Disclosure Letter; and

(b)    to defend, consistent with applicable Legal Requirements, any Proceeding, whether brought derivatively or on behalf of third Persons (including Governmental Authorities) challenging this Agreement or the transactions contemplated hereby; and

(c)    subject to Section 4.1, to furnish to each other such information and assistance as may reasonably be requested in connection with the foregoing.

4.5    Competition Filings.

(a)    In furtherance of the respective obligations of Buyer and Seller contained in Section 4.4, Seller and Buyer shall (i) as promptly as practicable, but in no event later than ten Business Days, following the execution and delivery of this Agreement, file or cause to be filed with the Federal Trade Commission (“FTC”) and the United States Department of Justice (“DOJ”) the initial notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) required for the transactions contemplated hereby, (ii) if required by any Applicable Non-U.S. Antitrust Law, as promptly as practicable following the date of this Agreement, notify the transactions contemplated hereby to any other Governmental Authority with competent jurisdiction to review the transactions contemplated hereby pursuant to such Applicable Non-U.S. Antitrust Laws, (iii) cooperate (and shall cause their respective Affiliates to cooperate) in promptly responding to and promptly providing the information requested by (A) any request for additional information and documentary material under the HSR Act, or (B) any requests for information from any Governmental Authority pursuant to any Applicable Non-U.S. Antitrust Law, (iv) seek to terminate any waiting periods under the HSR Act or applicable suspensory periods during which the Closing cannot occur under any other applicable Antitrust Laws as soon as practicable, (v) use reasonable best efforts to obtain any required consents or approvals pursuant to any Antitrust Law, and (vi) furnish the other party and the other party’s counsel as promptly as practicable with all such information and reasonable assistance as may be reasonably required in order to effectuate the foregoing actions. Neither party to this Agreement shall agree to any voluntary extension or delay of any waiting periods or applicable suspensory periods during which the Closing cannot occur under the HSR Act or under any Applicable Non-U.S. Antitrust Law, or otherwise withdraw its notification and report form under either the HSR Act or any Applicable Non-U.S. Antitrust Law, unless both Seller and Buyer have given their prior written consent to such extension, delay or withdrawal.

(b)    Buyer and Seller shall use their reasonable best efforts to defend any challenge, administrative process or litigation brought by any Governmental Authority or third person seeking to restrain or prohibit any of the transactions contemplated by this Agreement under any Antitrust Laws, and to vacate any relevant restraining order, injunction or adverse decision that prohibits the consummation of the transactions contemplated by this Agreement, in each case, so as to permit the transactions contemplated by this Agreement to be consummated as expeditiously as possible.

(c)    Subject to the terms and conditions herein provided, and without limitation by the foregoing, Buyer shall use its reasonable best efforts to offer to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to eliminate any objection that any Governmental Authority has to the transactions contemplated by this Agreement under applicable Antitrust Laws and to consummate the transactions contemplated by this Agreement, in each case, as expeditiously as possible. Buyer’s reasonable best efforts shall include (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of the Assets or businesses of Buyer or its Affiliates or of the Assets or businesses to be acquired by Buyer under this Agreement, or (ii) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of Buyer or its Affiliates’ (including the Transferred Companies’) freedom of action with respect to, or its ability to retain, one or more of its or such Affiliates’ businesses, product lines or Assets, including the businesses, product lines or Assets of the Transferred Companies, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, no such action shall be (A) required unless contingent upon the occurrence of the Closing, or (B) required to be agreed to by Buyer or its Affiliates if such action would have a material adverse effect on the combined business, financial condition, or results of operation of the Transferred Companies and Parent Guarantor and its Subsidiaries (taken as a whole, after giving effect to the transactions contemplated by this Agreement).

(d)    Subject to applicable Legal Requirements, the preservation of the attorney-client privilege and the instructions of any Governmental Authority, Seller and Buyer shall each keep the other informed of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications between Seller or Buyer, as the case may be, or any of their respective Affiliates (with any competitively sensitive information being provided on an external counsel basis only), and any third Person and/or any Governmental Authority with respect to such transactions. Seller and Buyer shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority with respect to such transactions. Seller and Buyer each agree not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate.

(e)    Buyer shall not, and shall cause its Affiliates not to, enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to (i) obtain the expiration or termination of the waiting period under applicable Antitrust Law, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated by this Agreement, or (iii) obtain any other Approvals necessary for the consummation of the transactions contemplated by this Agreement.

4.6    Retention of Books and Records. Buyer will retain, or cause its Affiliates (including the Transferred Companies) to retain, all books, records and other documents pertaining to the Transferred Companies in existence on the Closing Date and, if in order to properly prepare documents required to be filed with Governmental Authorities (including Taxing Authorities) or financial statements, or for any other reasonable purpose, it is necessary for Seller to be furnished with such information, to provide reasonable access to such information to Seller following the Closing Date, including for examination and copying by Seller or its representatives, at Seller’s expense, upon reasonable notice. Buyer agrees that no such books, records or documents will be destroyed by Buyer or its Affiliates (including the Transferred Companies) until the later of (i) seven years following the Closing, or (ii) the expiration of the statute of limitations for the assessment of Taxes in the jurisdiction to which such books, records and documents relate.

4.7    [Reserved].

4.8    Assistance Obligations of Buyer. Following the Closing, Buyer will (and will cause the Transferred Companies and its other Affiliates to) reasonably assist Seller and its Affiliates in preparing information for various Governmental Authorities or other third Persons following the Closing to the extent that such information relates to the transactions contemplated by this Agreement or the Transferred Companies and their operations prior to the Closing. Seller shall reimburse Buyer for all reasonable out-of-pocket expenses (excluding internal costs) actually incurred by Buyer and its Affiliates in connection with the compliance by Buyer with its obligations under this Section 4.8.

4.9    Directors’ and Officers’ Indemnification.

(a)    Subject to Section 8.4(g), Buyer agrees that, for a period of not less than six years following the Closing, all rights of the individuals who on or prior to the Closing Date were directors, officers, or employees of any Transferred Company (collectively, the “Indemnitees”) to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective organizational documents of any Transferred Company as in effect as of the date of this Agreement, and any indemnification agreements or arrangements of any Transferred Company as in effect as of the date of this Agreement, shall survive the Closing and shall continue in full force and effect in accordance with their respective terms.

(b)    At or prior to Closing, Seller may cause the Transferred Companies to obtain a “tail” prepaid directors’ and officers’ insurance policy(ies) covering each Indemnitee with a claims period of six years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Transferred Companies, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement). Any fees, costs and expenses incurred in connection with such policy(ies) and that are not paid in full as of the Closing shall be Transaction Costs for purposes of this Agreement. Buyer shall cause the Transferred Companies to maintain such policy(ies) in full force and effect, and continue to honor the obligations thereunder.

(c)    The obligations of Buyer under this Section 4.9 shall not be amended, or otherwise modified in any manner that would adversely affect the rights of any of the Indemnitees following the Closing Date without the prior written consent of such Indemnitees, unless such modification is required by applicable Legal Requirements, it being expressly agreed that the Indemnitees to whom this Section 4.9 applies shall be third party beneficiaries of this Section 4.9. In the event Buyer, any Transferred Company or any of their respective successors or assigns (i) consolidates with or merges into any other Entity and shall not be the continuing or surviving Entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or such Transferred Company, as applicable, shall assume all of the obligations set forth in this Section 4.9.

4.10    Privileged Matters; Waiver of Conflicts. Recognizing that Hughes Hubbard & Reed LLP (“HHR”) and Macfarlanes LLP (“Macfarlanes”) acted as legal counsel to Seller and the Transferred Companies prior to the Closing, and that HHR and Macfarlanes may act as legal counsel to Seller and/or its Affiliates following the Closing, (a) Buyer, on behalf of itself and its Affiliates (including, following the Closing, the Transferred Companies), hereby agrees that, notwithstanding any representation of Seller and the Transferred Companies by HHR or Macfarlanes prior to the Closing, HHR and Macfarlanes may, following the Closing, represent Seller and its Affiliates in any matter (including with respect to claims and legal proceedings arising under or with respect to this Agreement, the Ancillary Documents, and the transactions contemplated hereby and thereby), and on behalf of itself, its Affiliates and, following the Closing, the Transferred Companies, and Buyer hereby irrevocably waives, on behalf of itself and its Affiliates (including, following the Closing, the Transferred Companies), any conflicts arising out of such representation, and (b) Buyer hereby agrees that, in the event that a dispute arises between or among Buyer or any of its respective Affiliates (including, following the Closing, any Transferred Company), on the one hand, and any Seller and/or any of the Seller’s Affiliates (including, prior to the Closing, any Transferred Company), on the other hand, HHR and Macfarlanes may represent Seller and/or any of the Seller’s Affiliates in such dispute even though the interests of such Seller and/or such Affiliate may be directly adverse to Buyer or any of its Affiliates at that time (including, following the Closing, any Transferred Company), and even though HHR and Macfarlanes may have represented the Transferred Companies in a matter substantially related to such dispute, or may be handling ongoing matters for Seller and/or its Affiliates, and Buyer hereby waives, on behalf of itself and its Affiliates (including, following the Closing, the Transferred Companies), any conflict of interest in connection with such representation. Buyer acknowledges and agrees, on behalf of itself and its Affiliates (including, following the Closing, the Transferred Companies), that each has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Agreement, including the opportunity to consult with separate counsel. This Section 4.10 is for the benefit of Seller, its Affiliates, and HHR and Macfarlanes (including their partners and employees), each of which are intended third-party beneficiaries of this Section 4.10.

4.11    Taxes.

(a)    Buyer will be responsible for payment of all stamp duty Tax incurred in connection with this Agreement and the transactions contemplated hereby. All other documentary, stamp, transfer, sales, use, excise and similar Taxes imposed upon the Shareholders or Buyer or their respective Affiliates (including the Transferred Companies) in connection with this Agreement and the transactions contemplated hereby shall be born 50% by Buyer and 50% by Seller. Buyer will be responsible for preparing and timely filing any forms required with respect to any such Taxes. Promptly following the filing of each such return, Buyer will provide to Seller a true copy of such return as filed and evidence of the timely filing or stamping thereof and a receipt showing payment of any Taxes owed. Within five Business Days of receiving such receipt, Seller shall pay to Buyer its share (if any) of the Taxes shown as paid thereon.

(b)    Except as set forth below in Section 4.11(c), Seller shall prepare, or cause to be prepared, and timely file, or cause to be timely filed, all income Tax Returns of the Transferred Companies for any Tax period ending on or prior to the Closing Date (such Tax Returns, “Pre-Closing Tax Returns”). All such Tax Returns shall be prepared and filed in a manner that is consistent with the past practices of the Transferred Companies unless otherwise required by law. Seller shall deliver any such Tax Returns that are first due after the Closing Date to Buyer for Buyer’s review and comment at least 15 Business Days prior to the due date for filing. Seller shall consider in good faith any reasonable comments of Buyer with respect to such Tax Returns. With respect to all Pre-Closing Tax Returns that are due on or before the Closing Date, Seller shall cause the Transferred Companies to pay the Taxes shown as payable thereon (and which have become due and payable) before the Closing Date and, to the extent such Taxes have not yet become due and payable, a provision for such Taxes shall be included in the calculation of Final Closing Working Capital. With respect to Pre-Closing Tax Returns that are due after the Closing Date, Taxes shown as due on such Tax Returns shall be indemnified by the Specified Shareholders pursuant to Section 8.2(a)(iii)(A), but only to the extent that such Taxes exceed the amount included in the calculation of Final Closing Working Capital and in any event subject to the limitations of Article VIII.

(c)    Buyer shall cause the Transferred Companies to prepare and file, or cause to be prepared and filed, any Tax Returns required to be filed by the Transferred Companies for any Straddle Periods (such Tax Returns, “Straddle Period Tax Returns”). All such Tax Returns shall be prepared and filed in a matter that is consistent with past practices of the Transferred Companies unless otherwise required by law. Buyer shall deliver such Tax Returns to Seller for its review and comment at least 15 Business Days prior to the due date for filing and shall consider in good faith any reasonable comments of Seller with respect to such Tax Returns. With respect only to United States income Straddle Period Tax Returns, Buyer shall accept any comments reasonably made by Seller and provided to Buyer no later than 10 Business Days prior to the due date for filing to the extent such comments do not adversely affect the Tax liability of the Transferred Companies for periods or portions thereof following the Closing. Any dispute between the Buyer and Seller with respect to the preparation of Straddle Period Tax Returns or determinations pursuant to Section 4.11(d) shall be submitted for resolution to an independent public accounting firm selected in a manner consistent with Section 1.5(f) no later than two Business Days prior to the due date for filing, the fees and expenses of which shall be shared equally by Buyer and Seller. All Taxes shown as due on such Straddle Period Tax Returns that are allocable to the Pre-Closing Tax Period in accordance with Section 4.11(d) shall be indemnified by the Specified Shareholders pursuant to Section 8.2(a)(iii)(A), but only to the extent that such Taxes exceed the amount included in the calculation of Final Closing Working Capital or paid as estimated Taxes prior to the Closing and in any event subject to the limitations of Article VIII.

(d)    With respect to Taxes of the Transferred Companies relating to a Straddle Period, the portion of any Tax that is allocable to the Pre-Closing Tax Period will be: (i) in the case of property and ad valorem Taxes deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Transferred Companies terminated at the close of business on the Closing Date. All Straddle Period Tax Returns shall be prepared, and all determinations necessary to give effect to the foregoing allocations shall be made, in a manner consistent with prior practice of the Transferred Companies, unless otherwise required by law or to comply with applicable accounting practices. Any Transaction Tax Deductions that are allowable in a Straddle Period shall be treated for purposes hereof as allocable to the Pre-Closing Tax Period.

(e)    Notwithstanding anything to the contrary herein, the Shareholders shall have no responsibility for (pursuant to Section 8.2(a) or otherwise), and Buyer shall indemnify and hold harmless the Shareholders from and against, any Taxes resulting from any election made or action out of the ordinary course of business effected by Buyer, any Transferred Company, or any of their Affiliates after the Closing.

(f)    All refunds of Taxes of any Transferred Company (including interest actually received thereon from a relevant Governmental Authority, but net of any costs incurred by Buyer or any of its Affiliate, including any Transferred Company, to obtain such refunds, and net of any Tax imposed on Buyer or any of its Affiliate, including any Transferred Company, as a result of such refund) for any Pre-Closing Tax Period, but only to the extent attributable to Transaction Tax Deductions or Taxes with respect to which Seller has previously made a payment to Buyer pursuant to Section 8.2 (other than (i) such refunds from the carryback of a Tax attribute of any Transferred Company relating to a Post-Closing Tax Period, and (ii) any such refunds reflected in the calculation of Final Closing Working Capital or in Retained Cash Balances) shall be for the account of the Specified Shareholders, and Buyer shall pay the amount of any such refunds to the Paying Agent, for the benefit of the Specified Shareholders, if such refunds are received by Buyer, any Transferred Company, or any Affiliate thereof, but only if the refund is applied for within 15 months after the Closing Date, and in no event will the total amount of all such payments exceed the amount of the Indemnity Escrow Deposit. Buyer shall pay to the Paying Agent, for the benefit of the Specified Shareholders, any excess of (i) amounts included in the calculation of Final Closing Working Capital (or, in the case of Section 4.11(c), paid as estimated Taxes prior to the Closing) with respect to Tax Returns described in Section 4.11(b) or (c) over (ii) the Taxes shown as due on such Tax Returns as filed (limited, in the case of Section 4.11(c), to the Taxes allocable to the Pre-Closing Tax Period) within five (5) Business Day after filing the Tax Return in question.

(g)    After the Closing, Buyer, its Affiliates, and the Transferred Companies shall not amend, modify or otherwise change any Tax Return of the Transferred Companies for any Pre-Closing Tax Period without the consent of Seller, such consent not to be unreasonably withheld, conditioned, or delayed. To the extent there is a dispute between the Buyer, its Affiliates, the Transferred Companies and the Seller with respect to whether any amendment, modification or change is necessary to comply with law or to comply with applicable accounting practices or to correct any inaccurate statement of fact, such matter shall be submitted for resolution to an independent public accounting firm selected in a manner consistent with Section 1.5(f), the fees and expenses of which shall be shared equally by Buyer and Seller.

(h)    Seller, the Transferred Companies, Buyer and its Affiliates shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the preparation and filing of Tax Returns pursuant to this Section 4.11 and any Tax Claim. Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax Claim, the retention and (upon another party’s request) the provision of records and information which are reasonably relevant to any such Tax Claim or other proceeding, making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereby and passing on copies of all correspondence sent and received from a Taxing Authority in connection with any Tax Returns pursuant to this Section 4.11 and any Tax Claim.

4.12    No Solicitation. During the period from the date of this Agreement and continuing until the earlier of the Closing and or the termination of this Agreement, Seller shall not, and shall cause the other Transferred Companies and any of the Affiliates, directors, managers, officers, employees, representatives or agents of Seller or the Transferred Companies not to, directly or indirectly, (i) discuss, knowingly encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of 50% or more of the Assets of the Transferred Companies or any shares or other ownership interests of the Company or any of the other Transferred Companies (other than issuances of shares or other ownership interests of the Company or any of the other Transferred Companies described in Schedule 4.3 of the Disclosure Letter and other than the transactions contemplated by this Agreement) (an “Acquisition Transaction”); (ii) facilitate, knowingly encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction; or (iii) furnish or cause to be furnished, to any Person, any information concerning the business of the Transferred Companies, operations, properties or assets of any of the Transferred Companies in connection with an Acquisition Transaction.

4.13    Termination of Insider Contracts. On or before the Closing Date, the Insider Contracts set forth on Schedule 4.13 of the Disclosure Letter shall be terminated in full, without any further liability to any Transferred Company with respect to periods following the Closing, effective as of the Closing; provided, that in no event shall any Transferred Company pay any fee or otherwise incur any expense or financial exposure with respect to any such termination.

4.14    Seller Release. As of the Closing, Seller, on behalf of itself and its heirs, executors, administrators, agents, successors, assigns and Affiliates (other than the Transferred Companies) (collectively, the “Releasing Parties”), irrevocably and unconditionally waives and releases any and all rights with respect to, and releases, forever acquits and discharges the Transferred Companies and their present and future directors, officers, employees, agents and other representatives, and their respective heirs, executors, administrators, successors and assigns (the “Released Parties”) with respect to, any and all claims, demands, charges, complaints, obligations, causes of action, suits, liabilities, indebtedness, sums of money, covenants, agreements, instruments, contracts (written or oral, express or implied), controversies, promises, acts, omissions, fees, expenses (including attorneys’ fees, costs and expenses), damages and judgments, at law or in equity, in contract or tort, in the United States, state, foreign or other judicial, administrative, arbitration or other proceedings, of any nature whatsoever, known or unknown, suspected or unsuspected, previously, now or hereafter arising, in each case which arise out of, are based upon or are connected with facts or events occurring or in existence on or prior to the Closing, relating to the Transferred Companies or Seller’s ownership interest therein (the “Released Claims”); provided, however, that in no event shall the foregoing release apply with respect to (a) any obligations of any Released Party set forth in this Agreement (including the indemnification obligations set forth in Article VIII) or in any Ancillary Document to which Seller is a party, subject to the limitations and conditions provided in this Agreement or such Ancillary Document to which Seller is a party or (b) any indemnification or similar obligations of the Transferred Companies existing as of the date of this Agreement to any of the Releasing Parties in their capacities as directors, managers or officers under the organizational documents of the Transferred Companies, under any Business Agreement that is not terminated pursuant to

Section 4.13, or under applicable Legal Requirements. Seller represents and warrants that it has not assigned or otherwise transferred any right or interest in or to any of the Released Claims. SELLER FURTHER ACKNOWLEDGES THAT SELLER IS AWARE THAT STATUTES EXIST THAT RENDER NULL AND VOID RELEASES AND DISCHARGES OF ANY CLAIMS, RIGHTS, DEMANDS, LIABILITIES, ACTIONS OR CAUSES OF ACTION THAT ARE UNKNOWN TO THE RELEASING OR DISCHARGING PARTY AT THE TIME OF EXECUTION OF THE RELEASE AND DISCHARGE. SELLER HEREBY EXPRESSLY WAIVES, SURRENDERS AND AGREES TO FOREGO ANY PROTECTION TO WHICH SUCH PARTY WOULD OTHERWISE BE ENTITLED BY VIRTUE OF THE EXISTENCE OF ANY SUCH STATUTE IN ANY JURISDICTION.

4.15    Further Assurances. Any time following the Closing, Seller will, and shall cause its Affiliates and the Minority Shareholders to, and Buyer will, and Buyer will cause the Transferred Companies and its other Affiliates to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Buyer or Seller, as the case may be, to satisfy or in connection with its obligations under this Agreement, or to consummate or implement the transactions contemplated by this Agreement.

ARTICLE V

CONDITIONS TO THE OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement to consummate the Closing are subject to the satisfaction at or prior to the Closing of the following conditions (each of which may be waived in writing in whole or in part by Buyer):

5.1    Representations and Warranties; Covenants. Each of the Fundamental Representations other than the representations and warranties of Seller set forth in Section 2.2 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date, with the same effect as though made at and as of the Closing Date (or, if made as of a specific date or time other than the date hereof or the Closing Date, as of such date or time). The representations and warranties of Seller set forth in Section 2.2 shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Closing Date, with the same effect as though made at and as of the Closing Date (or, if made as of a specific date or time other than the date hereof or the Closing Date, as of such date or time). Each of the representations and warranties of Seller contained in this Agreement other than the Fundamental Representations shall be true and correct (disregarding for purposes of this condition any materiality or Material Adverse Effect qualification therein) at and as of the date of this Agreement and at and as of the Closing Date, with the same effect as though made at and as of the Closing Date (or, if made as of a specific date or time other than the Closing Date, as of such date or time), except for such failures of such representations and warranties to be true and correct as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Seller at or prior to the Closing, other than the covenants and agreements contained in Section 1.4(a), which shall be performed and complied with in all respects. At the Closing, Seller shall have furnished to Buyer a certificate dated the Closing Date, and signed by a senior executive officer of Seller to the effect that the conditions set forth in this Section 5.1 have been satisfied.

5.2    Competition Law Clearances. All applicable waiting periods under the HSR Act shall have expired or been terminated, and the other Antitrust Approvals listed on Schedule 5.2 of the Disclosure Letter shall have been obtained (and, to the extent relevant, shall remain in full force and effect).

5.3    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, or other Order, shall have been issued by a Governmental Authority, and shall remain in effect, that restrains, enjoins or otherwise prohibits in any material respect the consummation of the transactions contemplated by this Agreement to be consummated at the Closing.

5.4    Material Adverse Effect. Since the date of this Agreement and as of the Closing Date, there shall have been no change, effect, event, occurrence, circumstance or state of facts that occurred or exists that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

5.5    Closing Deliverables. Seller shall have delivered, or caused to be delivered, to Buyer the documents and deliverables listed in Section 1.4(a).

ARTICLE VI

CONDITIONS TO THE OBLIGATIONS OF SELLER

The obligations of Seller to consummate the Closing are subject to the satisfaction at or prior to the Closing of the following conditions (each of which may be waived in writing in whole or in part by Seller):

6.1    Representations and Warranties; Covenants. Each of the Buyer Fundamental Representations shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Closing Date, with the same effect as though made at and as of the Closing Date (or, if made as of a specific date or time other than the date hereof or the Closing Date, as of such date or time). Each of the representations and warranties of Buyer contained in this Agreement other than the Buyer Fundamental Representations shall be true and correct (disregarding for purposes of this condition any materiality or Buyer Material Adverse Effect qualification therein) at and as of the date of this Agreement and at and as of the Closing Date, with the same effect as though made at and as of the Closing Date, except for such failures of such representations and warranties to be true and correct as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer at or prior to the Closing, other than the covenants and agreements contained in Section 1.4(b), which shall be performed and complied with in all respects. At the Closing, Buyer shall have furnished to Seller a certificate dated the Closing Date, and signed by a senior executive officer of Buyer to the effect that the conditions set forth in this Section 6.1 have been satisfied.

6.2    Competition Law Clearances. All applicable waiting periods under the HSR Act shall have expired or been terminated, and the other Antitrust Approvals listed on Schedule 5.2 of the Disclosure Letter shall have been obtained (and, to the extent relevant, shall remain in full force and effect).

6.3    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction, or other similar Order, shall have been issued by a Governmental Authority, and shall remain in effect, that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement to be consummated at the Closing.

6.4    Closing Deliverables. Buyer shall have delivered, or caused to be delivered, to Seller the documents and deliverables listed in Section 1.4(b).

ARTICLE VII

TERMINATION

7.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Buyer and Seller;

(b)    by Buyer or Seller by giving written notice to the other party, if there shall be in effect a final, nonappealable Order of any Governmental Authority restraining, enjoining or otherwise prohibiting the consummation of any of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure (or whose Affiliate’s failure) to fulfill any obligation under this Agreement has been the cause of, or resulted in, such Order;

(c)    by Buyer by giving written notice to Seller, if Seller breaches or fails to perform any representation, warranty, covenant or other agreement contained herein and such breach or failure to perform (i) would result in any condition contained in Article V not being satisfied and (ii) has not been cured prior to the earlier of the Outside Date and the 30th day following Buyer’s delivery of written notice of such breach or failure to perform;

(d)    by Seller by giving written notice to Buyer, if Buyer breaches or fails to perform any representation, warranty, covenant or other agreement contained herein and such breach or failure to perform (i) would result in any condition contained in Article VI not being satisfied and (ii) has not been cured prior to the earlier of the Outside Date and the 30th day following Seller’s delivery of written notice of such breach or failure to perform; or

(e)    by Buyer or Seller by giving written notice to the other party, on or after the date that is 90 days after the date of this Agreement (the “Outside Date”), if the Closing has not occurred (other than as a result of action or inaction by the party seeking to terminate this Agreement (or its Affiliates) in contravention of this Agreement); provided, however, that the Outside Date may be extended by Seller or Buyer to the date that is 120 days after the date of this Agreement, which date shall thereupon be the Outside Date for all purposes hereunder, in the event the Closing has not occurred on or before the Outside Date as a result of the conditions set forth in Sections 5.2, 5.3, 6.2 and/or 6.3 having not been satisfied other than as a result of action or inaction by the party seeking to extend the Outside Date or its Affiliates (provided, that with respect to Sections 5.3 and 6.3, solely to the extent the relevant injunction is based on an action, suit, litigation, investigation or proceeding brought by a Governmental Authority under Antitrust Laws).

7.2    Effect of Termination. Upon termination of this Agreement pursuant to Section 7.1, except for the obligations contained in Section 2.20 and Section 3.4 relating to brokers’ fees, Section 4.1(b) relating to confidentiality, this Section 7.2 and Article X, which will survive any termination of this Agreement, this Agreement will forthwith become null and void, and no party hereto, no Minority Shareholder, no Transferred Company, nor any of the directors, officers, employees, agents, consultants, shareholders or principals of any party hereto, any Minority Shareholder or any Transferred Company, will have any liability hereunder or with respect hereto, except that nothing contained herein shall relieve any party from liability for any knowing or intentional breach of any covenant or agreement contained herein.

ARTICLE VIII

SURVIVAL, INDEMNIFICATION AND REMEDIES

8.1    Survival. As among the parties (and not, for the avoidance of doubt, for the purposes of any insurance policy between Buyer and any insurer, including the R&W Policy) the representations and warranties contained in this Agreement shall survive through and including the 15-month anniversary of the Closing Date (the “General Survival Period”). Any claims with respect to breaches of covenants or agreements contained in this Agreement that are required to be performed or complied with in their entirety prior to the Closing shall survive the Closing until the expiration of the General Survival Period. Any claims with respect to covenants and agreements contained in this Agreement that by their terms are required to be performed or complied with in whole or in part following the Closing Date (or termination of this Agreement, as applicable) shall survive the Closing and shall expire upon the date of full and final performance of the related obligation. Notwithstanding the foregoing, any obligations under this Article VIII shall not terminate with respect to any Losses as to which a Person to be indemnified shall have given written notice with reasonable specificity of an indemnification claim to the party or parties against whom indemnification is sought (the “Indemnifying Party”) in accordance with Section 8.3 before the termination of the applicable survival period and shall survive until such claim is finally resolved pursuant to this Article VIII.

8.2    Indemnification.

(a)    Following the Closing, without limiting the rights of Buyer under the R&W Policy, the Shareholders, jointly and severally, shall indemnify and hold harmless Buyer, the Transferred Companies and their respective directors, officers, managers, employees, Affiliates, equity holders, stockholders, members, agents, attorneys, representatives, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against, and pay to the applicable Buyer Indemnified Parties the amount of, any and all Losses incurred or sustained by the Buyer Indemnified Parties or any of them based upon, attributable to or resulting from the following:

(i)    the failure of any of the representations or warranties made by Seller in this Agreement or in any Ancillary Document to which Seller is a party to be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date (or, if made as of a specific date, at and as of such date);

(ii)    the breach of any covenant or other agreement on the part of Seller under this Agreement or any Ancillary Document to which Seller is a party; and

(iii)    (A) any Taxes imposed on the Transferred Companies in respect of any Pre-Closing Tax Period; (B) any breach or failure by Seller to comply with any covenant or obligation with respect to Taxes set forth herein; and (C) the transfer Taxes for which Seller is liable pursuant to Section 4.11(a).

(b)    Following the Closing, Buyer shall indemnify and hold harmless Seller and its Affiliates, members, managers, employees, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses incurred or sustained by the Seller Indemnified Parties based upon, attributable to or resulting from the following:

(i)    the failure of any of the representations or warranties made by Buyer in this Agreement or in any other Ancillary Document to which Buyer is a party to be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date (or, if made as of a specific date, at and as of such date); and

(ii)    the breach of any covenant or other agreement on the part of Buyer under this Agreement or any Ancillary Document to which Buyer is a party.

(c)    The waiver of any condition, deliverable or other requirement for consummation of the Closing based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

(d)    For the avoidance of doubt, this Article VIII provides for indemnification against all Losses incurred or sustained by one or more of the Indemnified Parties as a result of the indemnifiable matters listed in Sections 8.2(a) and 8.2(b), whether such indemnification is (i) pursuant to a direct claim by any Indemnified Party or (ii) against Losses incurred or sustained as a result of a Third Party Claim.

8.3    Indemnification Procedures.

(a)    If at any time an Indemnified Party determines to assert a right to indemnification hereunder in respect of any matter not involving a Third Party Claim the Indemnified Party will give to the Indemnifying Party written notice of such determination after the Indemnified Party becomes aware of facts or events forming the basis of such right to indemnification, which notice will describe such facts or events with reasonable specificity to the extent known; provided, however, that failure to so notify the Indemnifying Party shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this Article VIII.

(b)    Third Party Claims.

(i)    In the event that any action, suit, litigation, investigation, inquiry or proceeding shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 8.2 (regardless of the limitations set forth in Section 8.4) (a “Third Party Claim”), the Indemnified Party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnifying Party. The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent the Indemnifying Party can demonstrate actual loss and material prejudice as a result of such failure. Unless such Indemnified Party affirmatively elects not to control the defense of such Third Party Claim (such notice, the “Non-Defense Election”) by delivering a written notice to the Indemnifying Party within 30 days after giving the Indemnifying Party the applicable notice in respect of such Third Party Claim, such Indemnified Party shall defend, contest, negotiate or settle each such Third Party Claim through counsel of its own selection (who shall be reasonably acceptable to the Indemnifying Party), at the expense and for the account of the Indemnifying Party (and the Indemnifying Party shall cooperate with and provide reasonable assistance to any such Indemnified Party in the defense of such Third Party Claim); provided, however, that

(A)    the Indemnifying Party shall be entitled to receive copies of such pleadings, notices and communications with respect to any Third Party Claim as the Indemnifying Party may reasonably request and participate in such defense, at its own expense, with counsel of its choosing and such Indemnified Party and its counsel shall cooperate with the Indemnifying Party in doing so, and

(B)    such Indemnified Party shall not settle, compromise, or offer to settle or compromise any such Third Party Claim unless (1) the Indemnifying Party provides prior written consent, which consent will not be unreasonably withheld, conditioned or delayed, or (2) no indemnification under this Article VIII is sought by any Indemnified Party in connection with the Third Party Claim covered by the settlement.

(ii)    If the Indemnified Party delivers a Non-Defense Election to the Indemnifying Party within 30 days after giving the Indemnifying Party notice in respect of such Third Party Claim, subject to clause (iv) below, the Indemnifying Party shall be entitled to defend, contest, negotiate or settle such Third Party Claim, at the expense and for the account of the Indemnifying Party, through counsel of its own selection (who shall be reasonably acceptable to the Indemnified Party), if the Indemnifying Party provides written notice to the Indemnified Party within ten Business Days after receiving the Non-Defense Election that the Indemnifying Party elects to control the defense of such Third Party Claim.

(iii)    Notwithstanding anything to the contrary in this Section 8.3, in the event and for so long as a Third Party Claim (A) relates solely to the payment of monetary damages (including Taxes) in an aggregate amount that does not exceed the amount then available in the Indemnity Escrow Account (excluding amounts in the Indemnity Escrow Account that are otherwise the subject of pending indemnification claims under this Article VIII), which amount must remain in the Indemnity Escrow Account pending final resolution of such Third Party Claim, (B) does not relate to felony criminal conduct, (C) was not instituted by a Governmental Authority, (D) does not involve or give rise to any conflict of interest between the Indemnifying Party and the Indemnified Party (including with respect to the defense of such Third Party Claim) and (E) does not primarily seek equitable, injunctive or other non-monetary relief, subject to clause (iv) below, the Indemnifying Party shall be entitled to defend, contest, negotiate or settle such Third Party Claim, at the expense and for the account of the Indemnifying Party, through counsel of its own selection (who shall be reasonably acceptable to the Indemnified Party), if (x) the Indemnifying Party provides written notice of its election to assume such defense pursuant to this clause (iii) within 30 days after the Indemnified Party first delivers the notice in respect of such Third Party Claim to the Indemnifying Party and (y) the Indemnifying Party acknowledges in such written notice that any Losses that may be asserted against the Indemnified Party in such Third Party Claim constitute Losses for which the Indemnified Party is entitled to indemnification pursuant to this Article VIII.

(iv)    In the event that the Indemnifying Party has assumed the defense of any Third Party Claim pursuant to either clause (ii) or clause (iii) above, in each case all of the following shall apply:

(A)    the Indemnified Party shall cooperate with and provide reasonable assistance to the Indemnifying Party in the defense of such Third Party Claim;

(B)    the Indemnified Party shall be entitled to receive copies of all pleadings, notices and communications with respect to such Third Party Claim as the Indemnified Party may reasonably request and participate in such defense, at its own expense, with counsel of its choosing and such Indemnifying Party and its counsel shall cooperate with the Indemnified Party in doing so;

(C)    the Indemnified Party shall be entitled to immediately assume control of the defense, contest, negotiation and settlement of such Third Party Claim in the event any of the conditions in clauses (A) through (E) of Section 8.3(b)(iii) above are not satisfied with respect to such Third Party Claim, or if the Indemnifying Party fails to diligently defend such Third Party Claim, in which case such costs and expenses associated with such defense by the Indemnified Party may be sought in a claim for indemnification hereunder; and

(D)    the Indemnifying Party shall not be entitled to settle, compromise, or offer to settle or compromise such Third Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed so long as (1) the conditions in clauses (A) through (E) of Section 8.3(b)(iii) above are satisfied with respect to such Third Party Claim, (2) such settlement or compromise includes only the payment of monetary damages (which are fully paid at the time of such settlement or compromise by the Indemnifying Party), and (3) such settlement or compromise releases the Indemnified Party completely in connection with such Third Party Claim, with no statement as to or an admission of fault by or on behalf of the Indemnified Party or any of its Affiliates and no monetary or nonmonetary relief granted by or imposed upon the Indemnified Party or any of its Affiliates. The Indemnifying Party shall notify the Indemnified Party in writing prior to effecting any settlement or compromise pursuant to this clause (D) and shall make available a copy of the settlement agreement for the Indemnified Party’s review prior to execution thereof.

(c)    After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have reached an agreement, in each case with respect to an indemnifiable claim hereunder, subject to Section 8.4 the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such claim and the Indemnifying Party shall pay all of such remaining sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within five Business Days after the date of such notice; provided, that, in the case of any indemnifiable claim pursuant to Section 8.2(a), Buyer and Seller shall promptly execute a joint written instruction to the Escrow Agent directing the Escrow Agent to deliver to the Buyer Indemnified Party such remaining sums so due and owing to the Buyer Indemnified Party.

8.4    Limitations on Indemnification; Satisfaction of Indemnification Claims; Indemnity Escrow.

(a)    The Shareholders shall not be required to indemnify any Buyer Indemnified Party under Section 8.2(a)(i) (i) for any Losses with respect to an individual matter or series of related matters until the cumulative aggregate amount of the Losses with respect to such matter or series of related matters exceeds U.S.$100,000 (the “Threshold Amount”), in which case the amount of all such Losses (including those that are less than the Threshold Amount) shall be included for purposes of computing the Losses that are indemnifiable hereunder and/or applicable against the Deductible pursuant to clause (ii) below; and, (ii) until the aggregate amount of all Losses equals or exceeds U.S.$6,000,000 (the “Deductible”), in which event the Buyer Indemnified Parties shall be entitled to claim indemnity for Losses only to the extent such Losses exceed the Deductible (subject to other applicable limitations in this Agreement); provided, that the Threshold Amount and Deductible shall not apply with respect to any Losses related to the failure of the representations and warranties in Section 2.7 (Taxes) and Fundamental Representations to be true and correct or in the case of fraud.

(b)    Except with respect to the representations and warranties of Seller in Sections 2.4(a), 2.6(b), 2.6(c), and 2.10(a), for purposes of determining the failure of any representations or warranties to be true and correct and calculating Losses hereunder, any materiality, Material Adverse Effect, Buyer Material Adverse Effect or similar qualifications in the representations, warranties, covenants and agreements (other than such a qualification in Sections 2.3(b)(iv), 2.5(a)(iv), 2.10(a), 2.12(a)(iii), and 2.19 on information to be listed in the Disclosure Letter) shall be disregarded.

(c)    Without limiting any rights under the R&W Policy and except in the case of fraud, (A) the Buyer Indemnified Parties will not be entitled to indemnification pursuant to Section 8.2(a) for any amounts, individually or in the aggregate, in excess of the amount then remaining in the Indemnity Escrow Account, which for the avoidance of doubt shall not exceed the Indemnity Escrow Deposit (plus the amounts of interest actually earned with respect thereto) in the aggregate for all indemnifiable claims of the Buyer Indemnified Parties, individually or collectively, under Section 8.2(a), and (B) the funds then remaining in the Indemnity Escrow Account shall serve as the sole and exclusive source of payment of any indemnifiable claim brought by the Buyer Indemnified Parties under Section 8.2(a). For the avoidance of doubt, except in the case of fraud, the cumulative aggregate indemnity obligations of the Shareholders under Section 8.2(a) shall in no event exceed the Cap minus any Recovered Indemnity Losses.

(d)    The amount of any Loss for which indemnification is provided under this Article VIII (before giving effect to the other limitations on indemnification set forth in this Article VIII) shall be net of any amounts actually recovered by the Indemnified Party (or any Affiliate thereof) under insurance policies (other than pursuant to the R&W Policy), or otherwise actually recovered by the Indemnified Party (or any Affiliate thereof) from other Persons (net of any related increase in premiums and costs incurred for the recovery of such amounts), with respect to such Losses and net of any savings in Taxes actually realized by the Indemnified Party or any Affiliate thereof (and if any such amount or savings in Taxes is recovered or actually realized after payment of the indemnity, the Indemnified Party shall make payment of such amount or savings to the Indemnifying Party promptly following recovery or realization).

(e)    The Shareholders shall have no liability pursuant to Section 8.2(a) for any Losses to the extent that such amount pertaining to such Losses is included in or taken into account in the calculation or determination of the Final Purchase Price.

(f)    Upon final resolution of any indemnification claim by a Buyer Indemnified Party under Section 8.2(a), either by mutual agreement of the parties or pursuant to a judgment or order from a court of competent jurisdiction, Buyer and Seller shall promptly execute a joint written instruction to the Escrow Agent directing the Escrow Agent to deliver to the Buyer Indemnified Party the amount that the Buyer Indemnified Party is entitled to receive as a result of the resolution of such outstanding indemnity claim.

(g)    Notwithstanding any provision in this Agreement to the contrary, each of the Shareholders hereby irrevocably waives any and all claims and right to recourse (including any right to indemnification or contribution) against the Transferred Companies with respect to any Losses claimed by any Buyer Indemnified Party pursuant to this Agreement (including Section 8.2(a)) or otherwise in connection with the transactions contemplated by this Agreement. The Shareholders shall not be entitled to contribution from, subrogation to or recovery against any of the Transferred Companies with respect to any Losses claimed by any Buyer Indemnified Party pursuant to this Agreement (including Section 8.2(a)) or otherwise in connection with the transactions completed by this Agreement.

8.5    Exclusive Remedy. The parties agree that following the Closing the indemnification obligations of the parties set forth in this Article VIII shall constitute the sole and exclusive remedies of the parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement, the Ancillary Documents, the Minority Shareholders Undertakings, and the transactions contemplated hereby and thereby. Buyer acknowledges and agrees that except to the extent expressly provided herein, Buyer and its Affiliates will not have, and Buyer on behalf of itself and its Affiliates hereby irrevocably waives and releases, any right of indemnification or reimbursement from or other remedy against Seller, the Minority Shareholders, their Affiliates or any of their respective trustees, officers, directors, employees, agents or representatives (x) in respect to the representations, warranties, covenants or other agreements contained in this Agreement, any Ancillary Document, any of the Minority Shareholder Undertakings, or in any schedule, certificate or other instrument delivered pursuant to this Agreement, any Ancillary Document, or any of the Minority Shareholder Undertakings, (y) otherwise in connection with the transactions contemplated hereby, or (z) in respect to the operation of the Transferred Companies at or prior to Closing, or any fact or event occurring in respect to the Transferred Companies occurring or existing at or prior to the Closing. Notwithstanding the foregoing, the provisions of this Section 8.5 will not, however, prevent, limit or effect a cause of action (i) for fraud, (ii) to enforce any decision or determination of the Selected Accountant, (iii) to obtain an injunction or injunctions to prevent breaches of any covenants set forth in this Agreement, the Ancillary Documents, or any of the Minority Shareholders Undertakings and to enforce specifically the terms and provisions hereof and thereof or (iv) by Buyer for recovery under the R&W Policy.

8.6    Tax Treatment of Indemnity Payments. Seller and Buyer agree to treat any indemnification payment made pursuant to this Article VIII as an adjustment to the Purchase Price for all income tax purposes. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under Article VIII (including this Section 8.6) is determined to be taxable to the party receiving such payment by any Taxing Authority, the paying party shall also indemnify the party receiving such payment for any Taxes incurred by reason of the receipt of such payment, subject to the other limitations of this Article VIII.

ARTICLE IX

EMPLOYEE MATTERS

9.1    U.S. Employee Matters.

(a)    Employment and Benefits. For a period of 12 months following the Closing, Buyer shall continue to provide (or cause its Affiliates or the Transferred Companies to continue to provide) (i) a base salary or base wages to each U.S. Business Employee whose employment continues following the Closing (each a “Continuing U.S. Employee”) at an annual rate that is no less than the annual rate of base salary or base wages that was provided to such employee immediately prior to the Closing, (ii) employee benefits to the Continuing U.S. Employees that are substantially comparable in the aggregate to the employee benefits that are provided to the Continuing U.S. Employees immediately prior to the Closing, and (iii) severance pay and benefits to the Continuing U.S. Employees that are no less favorable than the Continuing U.S. Employees would have received under the terms of the severance plan, policy, practice or arrangement applicable to such Continuing U.S. Employees immediately prior to the Closing.

(b)    Service Credit. Buyer shall credit (or cause its Affiliates or the Transferred Companies to credit) the service of each Continuing U.S. Employee with the applicable Transferred Company before the Closing Date as service with Buyer and its Affiliates and the Transferred Companies, as applicable, for all purposes (including but not limited to eligibility, vesting and benefit accrual (but not for benefit accruals under any qualified defined benefit and/or defined contribution pension plan and for determining eligibility for retirement or early retirement vesting rights under an equity award granted under the Laboratory Corporation of America Holdings 2016 Omnibus Incentive Plan)) under all compensation and benefit plans maintained by Buyer, any of its Affiliates or the Transferred Companies for any Continuing U.S. Employee following the Closing to the same extent credited as of the Closing under any Benefit Plan, but not to the extent such credit would result in a duplication of benefits.

(c)    Health and Welfare Benefits. With respect to each health or welfare benefit plan maintained by Buyer or any of its Affiliates (including the Transferred Companies), Buyer shall use commercially reasonable efforts to (i) waive (or cause to be waived) any pre-existing condition requirements, evidence of insurability provisions, waiting period requirements or any similar provisions for any Continuing U.S. Employees under any medical, dental, disability or life insurance plan maintained or sponsored by or contributed to by Buyer or its Affiliates (including the Transferred Companies) for such individuals following the Closing Date, and (ii) apply toward any deductible requirements and out-of-pocket maximum limits under such plans any amounts paid (or accrued) by each Continuing U.S. Employee under the comparable Benefit Plans during the calendar year in which the Closing occurs.

(d)    Incentive Compensation. Buyer shall, and shall cause its Affiliates (including the Transferred Companies) to, continue each performance period in effect at the Closing under each U.S. Benefit Plan that is an incentive compensation bonus plan in which any Continuing U.S. Employee participates immediately prior to the Closing. Buyer shall, and shall cause its Affiliates (including the Transferred Companies) to, make such bonus payments at the time prescribed by the applicable plans as in effect immediately prior to the Closing and in accordance with the historical past practices under such plans as in effect immediately prior to the Closing. In no event shall the aggregate amount of bonus paid with respect to such performance periods be less than the amount accrued in Closing Working Capital as finally determined pursuant to Section 1.5.

9.2    Employee Related Agreements. With respect to the Business Employees whose services are performed pursuant to an employment agreement and/or change in control agreement, effective as of the Closing, Buyer shall, and shall cause the Transferred Companies to, honor the terms of such employment agreement and/or change in control agreement.

9.3    Company 401(k) Plan. If requested in writing by Buyer at least 15 Business Days prior to the Closing Date, Seller shall cause each applicable Transferred Company to take all actions reasonably necessary or appropriate to terminate, effective no later than the day immediately prior to the Closing Date (the “Plan Termination Date”), any Benefit Plan sponsored by such Transferred Company that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If a Transferred Company is required to terminate any Company 401(k) Plan, then Seller shall provide to Buyer prior to the Plan Termination Date written evidence of the adoption by the applicable Transferred Company’s board of directors (or comparable governing body) of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which resolutions shall be subject to the prior reasonable review of Buyer). Effective as of the Closing Date or as soon as administratively practicable thereafter, Buyer shall, or shall cause an Affiliate of Buyer to, take such actions as are necessary or appropriate to permit all Continuing U.S. Employees who were eligible to participate in a Company 401(k) Plan immediately prior to the Plan Termination Date to participate in, and to roll over their respective account balances under such Company 401(k) Plan (including any outstanding loans) to, a plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code maintained by Buyer or an Affiliate of Buyer.

9.4    Parachute Payments. As soon as practicable following the date of this Agreement, Seller shall make available to Buyer copies of Section 280G calculations prepared in good faith (whether or not final) in connection with the transactions contemplated by this Agreement with respect to any “disqualified individuals” (within the meaning of Section 280G of the Code). As soon as practicable following the date of this Agreement (but in no event later than the fifth Business Day prior to the Closing Date), to the extent a Person’s right to receive any payments and/or benefits that may separately or in the aggregate constitute a “parachute payment,” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder, Seller shall cause the Company to solicit (and use commercially reasonable efforts, which shall in no event require payment of consideration by the Company to any such Person, to obtain) from each such Person a written agreement waiving such Person’s right to receive or retain all or some of such payments or benefits, and, with respect to each such Person who has agreed to a waiver, Seller shall cause the Company to submit to its shareholders for approval, in a manner intended to comply with the shareholder approval procedures set forth in Section 280G(b)(5)(3) of the Code and the regulations thereunder, any payments and/or benefits that may separately or in the aggregate constitute “excess parachute payments” within the meaning of §280G(b)(1) of the Code. Within a reasonable period of time before taking such actions, Seller shall cause the Company to deliver to Buyer for review and comment copies of any documents prepared by the Company in connection with this Section 9.4, including any consents, disclosure statements and waivers.

9.5    No Right to Employment; Amendment of Benefit Plans. Nothing in this Article IX shall be deemed to require the continued employment of any employee following the Closing Date, amend any benefit plan, program, policy, agreement or arrangement of Buyer or any of its Affiliates or, except as specifically required in this Article IX, require Buyer, the Transferred Companies or any of their Affiliates to continue or amend any particular benefit plan, program, policy, agreement or arrangement before or after the consummation of the transactions contemplated by this Agreement, and any such plan, program, policy, agreement or arrangement may be amended or terminated in accordance with its terms and applicable Legal Requirements.

ARTICLE X

MISCELLANEOUS

10.1    Expenses. Except the filing fees associated with all applicable Antitrust Laws, which fees will be paid by Buyer, or as otherwise set forth in this Agreement, the fees and expenses (including the fees and expenses of any lawyers, accountants, investment bankers or others engaged by such party) in connection with this Agreement and the transactions contemplated by this Agreement whether or not the transactions contemplated by this Agreement are consummated will be paid by Buyer with respect to Buyer and its Affiliates and will be paid by Seller with respect to Seller and its Affiliates. For the avoidance of doubt, the Shareholders shall be responsible for all such fees and expenses of the Transferred Companies attributable to the period prior to and ending at the Closing, including the fees associated with obtaining the “tail” directors’ and officers’ insurance policies pursuant to Section 4.9 and the fees and expenses of Jefferies LLC, HHR, and Macfarlanes, and to extent such fees and expenses are not paid at or prior to the Closing, such fees and expenses shall constitute Transaction Costs.

10.2    Headings. The headings, subheadings and captions in this Agreement, the Disclosure Letter and in any Exhibit or Schedule hereto or thereto are for reference purposes only and are not intended to affect the meaning or interpretation of this Agreement.

10.3    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and given by certified or registered mail, return receipt requested, nationally recognized overnight delivery service, such as Federal Express, facsimile or email (or like transmission) of a PDF document with confirmation of transmission by the transmitting equipment or personal delivery against receipt to the party to whom it is given, in each case, at such party’s address, facsimile number or email address set forth below:

(a)    In the case of Seller, to:

Galaxy (GP) Limited

Ordnance House

31 Pier Road

St Helier

JE4 8PW

Jersey

Attn: Richard Jones and Shaun Nesbitt

Fax: +44 (0) 845 127 4857

Email: rjones@hanover.im

with a copy to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004

Attn: James Modlin, Esq. and David Schwartz, Esq.

Fax: 212-299-6817; 212-299-6558

Email: james.modlin@hugheshubbard.com;

   david.schwartz@hugheshubbard.com

(b)    In the case of Buyer or Parent Guarantor, to:

Covance Inc.

c/o Laboratory Corporation of America Holdings

531 South Spring Street

Burlington, NC 27215

Attn: Deputy Chief Legal Officer

Email: Vaarts@LabCorp.com

with a copy to:

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

Attn: Michael J. Silver

Fax: (212) 918-3617

Email: michael.silver@hoganlovells.com

or to such other address as the party may have furnished in writing in accordance with the provisions of this Section. Any such notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by facsimile or email or like transmission (or if delivered or transmitted after the recipient’s normal business hours, on the next Business Day), on the next Business Day when sent by overnight delivery services or five days after the date so mailed if by certified or registered mail. A party may change the address to which notices are to be addressed by giving the other party notice in the manner herein set forth.

10.4    Assignment. This Agreement and all provisions hereof will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any right, interest, or obligation hereunder may be assigned by any party without the prior written consent of the other party, except that Buyer may assign any right hereunder, in whole or in part, to any Affiliate or wholly-owned Subsidiary of Buyer that agrees (without limitation or release of Buyer’s liabilities hereunder) to be bound by and responsible for Buyer’s liabilities hereunder; and provided, further that no party or successor or assignee has the ability to subrogate any other Person to any right or obligation under this Agreement. Any purported assignment or delegation in violation of this Agreement shall be null and void ab initio.

10.5    Entire Agreement. This Agreement (including the Disclosure Letter and any Schedule or Exhibit hereto or thereto), the Confidentiality Agreement, the Ancillary Documents, and the Minority Shareholder Undertakings contain the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written or oral commitments, arrangements or understandings with respect hereto and thereto (other than the Confidentiality Agreement, which will terminate at the Closing but survive any termination of this Agreement).

10.6    Amendment; Waiver. This Agreement may not be amended or modified except by written agreement of the parties. No breach or failure to perform of any covenant, agreement, representation or warranty made herein shall be deemed waived unless expressly waived in writing by the party who might assert such breach or failure to perform. The waiver by any party of a breach of any term or provision of this Agreement will not be construed as a waiver of any subsequent breach.

10.7    Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and each of which will be deemed an original.

10.8    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement shall be governed by the laws of the State of New York, without regard to any conflicts of law rules or principles that would result in the application of the laws of another jurisdiction.

(b)    Each party hereby consents to, and confers exclusive jurisdiction upon, the courts of the State of New York and the Federal courts of the United States of America located in the Borough of Manhattan in the State of New York, and appropriate appellate courts therefrom, over any action, suit or proceeding arising out of or relating to this Agreement or any Ancillary Document. Each party hereby waives, and agrees not to assert, as a defense in any such action, suit or proceeding that it is not subject to such jurisdiction or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that this Agreement or any Ancillary Document may not be enforced in or by said courts or that its Assets are exempt or immune from execution, that such action, suit or proceeding is brought in an inconvenient forum, or that the venue of such action, suit or proceeding is improper. Seller and Buyer covenant not to initiate any such action, suit or proceeding in any other jurisdiction. Service of process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the State of New York, as provided in Section 10.3.

(c)    Each party hereby waives to the fullest extent permitted by applicable Legal Requirements, any right it may have to a trial by jury in respect of any proceeding directly or indirectly arising out of, under or in connection with this Agreement or any Ancillary Document or any transaction contemplated hereby or thereby. Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, and (ii) acknowledges that it and the other parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this paragraph.

10.9    Specific Performance. The parties recognize that any breach of the terms of this Agreement may give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agree that, in addition to all other remedies available to it, any nonbreaching party shall be entitled to seek to enforce the terms of this Agreement by a decree of specific performance, without the necessity of proving the inadequacy as a remedy of money damages.

10.10    Interpretation; Absence of Presumption.

(a)    For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits and the Disclosure Letter) and not to any particular provision of this Agreement, and Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits, and Schedules to this Agreement or the Disclosure Letter unless otherwise specified, (iii) except where the context otherwise requires, references to a “party” or “parties” means Buyer or Seller, or both of them as the context requires, (iv) the word “including” and words of similar import when used in this Agreement means “including, without limitation,” unless the context otherwise requires or unless otherwise specified, and (v) the word “or” shall not be exclusive.

(b)    With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms of this Agreement, the parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject to this Agreement, no consideration will be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject to this Agreement.

10.11    Third Person Beneficiaries. Except as provided in Section 4.9 and Section 4.10, this Agreement is for the sole benefit of the parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (other than the Minority Shareholders, who shall be a third party beneficiaries of all of the terms of this Agreement and shall be entitled to enforce their rights as such under this Agreement).

10.12    Representations and Warranties; Schedules. Any information disclosed in any schedule of the Disclosure Letter that is readily apparent on its face to also apply to another schedule of the Disclosure Letter shall be deemed fully disclosed for the purposes of such other schedule of the Disclosure Letter, and shall be deemed to qualify all representations and warranties of Seller which correspond to such other schedule of the Disclosure Letter. The inclusion of any items in any schedule of the Disclosure Letter shall be deemed to constitute an admission by the parties. The Disclosure Letter and the disclosures and information contained therein shall not be deemed to broaden in any way the scope or effect of any of the representations or warranties of Seller under this Agreement. Where the terms of a contract or other item have been summarized or described in the Disclosure Letter, such summary or description does not purport to be a complete statement of the material terms of such contract or other item, and all such summaries and descriptions are qualified in their entirety by reference to the contract or item being summarized and/or described. The information provided in the Disclosure Letter is being provided solely for the purpose of making disclosures to Buyer under this Agreement. In disclosing this information, Seller does not waive, and expressly reserves any and all rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. Nothing disclosed in any schedule of the Disclosure Letter constitutes an admission of liability or obligation of Seller or is an admission against the interest of Seller.

10.13    Severability. If any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement will not be affected thereby, and Seller and Buyer will use their reasonable efforts to substitute one or more valid, legal and enforceable provisions which insofar as practicable implement the purposes and intent of this Agreement. To the extent permitted by applicable Legal Requirements, each party waives any provision of applicable Legal Requirements which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

10.14    Parent Guarantee. Laboratory Corporation of America Holdings, a Delaware corporation (“Parent Guarantor”), hereby irrevocably guarantees each obligation of Buyer, and the full and timely performance by Buyer of its obligations, in each case, under the provisions of this Agreement and the Ancillary Documents to which Buyer is a party. This is a guarantee of payment and performance, and Parent Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of Buyer’s liabilities and obligations (other than in accordance with the terms of this Agreement or the Ancillary Documents to which Buyer is a party, as applicable), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this guarantee. Parent Guarantor hereby waives, for the benefit of the Shareholders, (i) any right to require Seller, as a condition of payment or performance of Parent Guarantor, to proceed against Buyer or pursue any other remedies whatsoever, and (ii) to the fullest extent permitted by Legal Requirements, any defenses or benefits that may be derived from or afforded by Legal Requirements that limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Buyer under this Agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

GALAXY (GP) LIMITED, as general partner of Galaxy Limited Partnership

By:	/s/ Ian Webster
	Name:	Ian Webster
	Title:	Director

[signature page to Share Purchase Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

COVANCE INC.

By:	/s/ F. Samuel Eberts III
	Name:	F. Samuel Eberts III
	Title:	President and Secretary

LABORATORY CORPORATION OF AMERICA HOLDINGS, solely for purposes of Section 10.14

By:	/s/ F. Samuel Eberts III
	Name:	F. Samuel Eberts III
	Title:	Chief Legal Officer, Corporate Secretary and Senior Vice President of Corporate Affairs

[signature page to Share Purchase Agreement]

EXHIBIT A

Certain Definitions

“Acquisition Transaction” has the meaning specified in Section 4.12.

“Adjusted Estimated Purchase Price” has the meaning specified in Section 1.5(c).

“Adjustment Escrow Account” has the meaning specified in the Escrow Agreement.

“Adjustment Escrow Deposit” means the product of the Specified Shareholder Percentage multiplied by U.S.$4,500,000.

“Adjustment LTIP Account” means a portion of the LTIP Account equal to the product of the LTIP Percentage multiplied by U.S.$4,500,000.

“Affiliate” means, with respect to a Person, another Person, directly or indirectly, through one or more intermediaries, controlled by, under common control with or which controls, the Person specified at such time. For purposes of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) means the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this Agreement and the Ancillary Documents, no Person shall be deemed to control Seller.

“Agreed Accounting Principles” means IFRS applied on a basis consistent with the methodologies, practices, classifications, judgments, estimation techniques, assumptions and principles used in the preparation of the Balance Sheet.

“Agreement” has the meaning specified in the Preamble.

“Ancillary Documents” means the Escrow Agreement, the Share transfer instruments described in Section 1.4(a)(i), and the certificates described in Sections 1.4(a)(ix) and 1.4(b)(v).

“Antitrust Approvals” means any Approval required to be obtained from, or any filings or other notifications required to be made to or with, any Governmental Authority in connection with the transactions contemplated by this Agreement under Antitrust Laws.

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation laws, regulations, or other Legal Requirements.

“Applicable Non-U.S. Antitrust Law” means the Antitrust Law of any applicable Governmental Authority other than the DOJ or FTC.

“Approval” means any franchise, license, certificate of compliance, authorization, consent, order, permit, approval or other action of, or any filing, registration or qualification with, any Governmental Authority.

“Articles” means the Articles of Association of the Company as in effect on the date of this Agreement.

“Assets” means all properties, assets, privileges, rights, interests and claims, personal, tangible and intangible, of every type and description.

“Associate” of a specified Person means (i) any corporation, limited liability company, partnership, joint venture or other Entity of which such Person is an officer or partner or is, directly or indirectly, through one or more intermediaries, the beneficial owner of five percent or more of (a) any class or type of equity securities or other profits interest, or (b) the combined voting power of interests ordinarily entitled to vote for management or otherwise, and (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar fiduciary capacity.

“Balance Sheet” has the meaning specified in Section 2.4(a).

“Balance Sheet Date” has the meaning specified in Section 2.4(a).

“Base Purchase Price” has the meaning specified in Section 1.2.

“Benefit Plan” has the meaning specified in Section 2.12(a).

“Business Agreement” means any contract, lease, agreement, license, sales order, purchase order, or other legally binding commitment or arrangement, to which any Transferred Company is a party or by which any Transferred Company or any of its Assets is bound (other than Benefit Plans and Permits).

“Business Day” means a day other than Saturday or Sunday or other day on which banks in New York City or London are required to or may be closed.

“Business Employees” means any of the employees of the Transferred Companies.

“Buyer” has the meaning specified in the Preamble.

“Buyer Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Incorporation of Buyer), Section 3.2(a) (Power; Authorization; Consents), and Section 3.4 (Brokers).

“Buyer Indemnified Parties” has the meaning specified in Section 8.2(a).

“Buyer Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that prevents, materially delays or materially impairs Buyer’s ability to perform its obligations under, or to consummate the transactions contemplated by, this Agreement and the Ancillary Documents to be executed and delivered by Buyer.

“Cap” means an amount equal to the Indemnity Escrow Deposit.

“Closing” has the meaning specified in Section 1.3.

“Closing Amounts” has the mean specified in Section 1.5(d).

“Closing Date” has the meaning specified in Section 1.3.

“Closing Working Capital” means, with respect to the Company and its Subsidiaries, (i) the sum of the current assets of each the categories described on Schedule A-1 of the Disclosure Letter of the Company and its Subsidiaries, minus (ii) the sum of the current liabilities of each of the categories described on Schedule A-1 of the Disclosure Letter of the Company and its Subsidiaries, in each case, determined as of 12:01 a.m. (U.S. Eastern Time) on the Closing Date (and after giving effect to the provisions of this Agreement that have the effect of releasing the Transferred Companies from liabilities upon the Closing) in accordance with the Agreed Accounting Principles; provided, however, that, for the avoidance of any doubt, (x) any amounts included in Company Indebtedness, Retained Cash Balances, or Transaction Costs, (y) any liabilities related to the LTIP Share Units, shall be excluded from Closing Working Capital, and (z) accruals for current Taxes shall take into account Transaction Tax Deductions available in the current period; provided, further, however, that current assets and current liabilities of Endpoint shall only be included in Closing Working Capital to extent of the Company’s direct or indirect equity ownership interest in Endpoint. In determining Closing Working Capital, foreign currencies shall be converted into U.S. dollars at the average daily exchange rate based on the Oanda foreign currency exchange rate (www.oanda.com) for the Business Day immediately preceding the Business Day on which Seller delivers to Buyer the Estimated Closing Statement. As an example only, and for illustrative purposes only, a calculation of the Closing Working Capital reflecting the foregoing methodology as if the Closing Date had been June 30, 2017 is set forth on Schedule A-2 of the Disclosure Letter.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” has the meaning specified in Section 2.11(c).

“Company” has the meaning specified in the Recitals.

“Company 401(k) Plan” has the meaning specified in Section 9.3.

“Company Indebtedness” means the amount of Indebtedness of each of the Transferred Companies as of the Closing Date owing to any third Person, other than to one or more Transferred Companies, determined as of the consummation of the Closing (and after giving effect to the transactions contemplated by this Agreement to be consummated at or prior to the Closing) plus any accrued and unpaid interest thereon; provided, however, that Indebtedness of Endpoint shall only be included in Company Indebtedness to extent of the Company’s direct or indirect equity ownership interest in Endpoint. In determining Company

Indebtedness, foreign currencies shall be converted into U.S. dollars at the average daily exchange rate based on the Oanda foreign currency exchange rate (www.oanda.com) for the Business Day immediately preceding the Business Day on which Seller delivers to Buyer the Estimated Closing Statement.

“Confidentiality Agreement” has the meaning specified in Section 4.1(b).

“Consent” means any consent or approval of, or notice, declaration, report or statement filed with or submitted to, any Person (other than an Approval).

“Continuing U.S. Employee” has the meaning specified in Section 9.1(a).

“Credit Agreement” means the Senior Term and Multicurrency Revolving Facilities Agreement dated July 30, 2015, between (i) the Company, Chiltern International Holdings Limited, as the original borrower, (iii) the Company, Chiltern International Holdings Limited, Chiltern International Limited, and Havenfern Limited, as the original guarantors, (iv) Hayfin DLF Luxco 3 S.a.r.l., ICG Alternative Investment Limited and Lloyds Banks plc, as mandated lead arrangers, (v) the financial institutions party thereto as the original lenders, (vi) the financial institutions party thereto as the original hedge counterparties, (vii) Hayfin Services LLP, as agent, and (viii) Hayfin Services LLP, as security agent, as amended, supplemented or otherwise modified from time to time.

“Deductible” has the meaning specified in Section 8.4(a).

“Disclosure Letter” has the meaning specified in Article II.

“Dispute Notice” has the meaning specified in Section 1.5(e).

“Disputed Items” has the meaning specified in Section 1.5(e).

“DOJ” has the meaning specified in Section 4.5(a).

“E Shares” means the E ordinary shares of £0.000001 each in the capital of the Company.

“Encumbrance” means any claim, lien, pledge, encumbrance, mortgage, deed of trust, charge, easement, right of way, encroachment, security interest, option, right of first refusal, collateral assignment, or any other similar right or interest.

“Endpoint” means Endpoint Clinical, Inc., a Delaware corporation.

“Entity” means any corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, other form of business or legal entity or Governmental Authority.

“Environmental Requirements” means all Legal Requirements concerning the regulation, protection or pollution of the environment, natural resources or human health or safety, Releases, or Remedial Actions, in each case, as are in effect on or prior to the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any entity, any other entity that, together with such first entity, would be treated as a single employer within the meaning of Sections 414(b), (c), (m), or (o) of the Code or Section 4001(b)(1) of ERISA.

“Escrow Agent” has the meaning specified in Section 1.4(b)(ii).

“Escrow Agreement” has the meaning specified in Section 1.4(a)(ii).

“Estimated Closing Statement” has the meaning specified in Section 1.5(a).

“Estimated Closing Working Capital” has the meaning specified in Section 1.5(a).

“FCPA” has the meaning specified in Section 2.8(c)(iv).

“Final Closing Amounts” has the meaning specified in Section 1.5(g).

“Final Closing Statement” has the meaning specified in Section 1.5(d).

“Final Closing Working Capital” has the meaning specified in Section 1.5(g)(ii).

“Final Purchase Price” has the meaning specified in Section 1.5(g)(ii).

“Financial Statements” has the meaning specified in Section 2.4(a).

“FTC” has the meaning specified in Section 4.5(a).

“Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Organization and Good Standing), Section 2.2 (Capitalization), Section 2.3(a) (Authority, Approvals and Consents) and Section 2.20 (Brokers).

“General Survival Period” has the meaning specified in Section 8.1.

“Good Clinical Practices” has the meaning specified in Section 2.8(c)(ii).

“Good Laboratory Practices” has the meaning specified in Section 2.8(c)(ii).

“Good Manufacturing Practices” has the meaning specified in Section 2.8(c)(ii).

“Governmental Authority” means any supra-national, national, federal, state, provincial, county or municipal regulatory, administrative, or other governmental, or quasi-governmental authority, domestic, foreign, or international agency, board, bureau, commission, court, department, tribunal, arbitral body, administrative body, local authority entity or private body exercising any regulatory function with competent jurisdiction, or other instrumentality of any such government, or any arbitrator in any case that has jurisdiction over a party or any of its Assets, and shall include for the avoidance of doubt, any competition authority with jurisdiction to review the transactions contemplated by this Agreement.

“Hazardous Substances” means any substance, material or waste that (i) is regulated or forms the basis for liability under any Environmental Requirement, (ii) is deemed under or by any Environmental Requirement or Governmental Authority to be “hazardous,” “toxic,” a “contaminant,” “solid waste,” “waste,” a “nuisance,” a “pollutant” or words with similar meaning, and includes petroleum and petroleum products, crude oil or any fraction or by-product thereof, polychlorinated biphenyls (PCBs), PCB wastes, asbestos, asbestos containing products and materials and radioactive substances, or (iii) the presence of which requires Remedial Action pursuant to applicable Environmental Requirements.

“HHR” has the meaning specified in Section 4.10.

“HSR Act” has the meaning specified in Section 4.5(a).

“ICH Guidelines” has the meaning specified in Section 2.8(c)(ii).

“IFRS” means the International Financial Reporting Standards as adopted by the European Union as in effect on the date of this Agreement.

“Indebtedness” of any Person means, without duplication, (A) all indebtedness, liabilities or obligations of such Person: (i) for borrowed money, (ii) for the deferred purchase price of property or assets (including non-contingent earn-outs, but excluding trade payables arising in the ordinary course of business consistent with past practices to the extent included in Closing Working Capital), (iii) evidenced by notes, bonds, debentures or other similar instruments or debt securities, (iv) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) as a lessee to the extent required to be capitalized that are required to be recorded as capital leases, financing leases or purchase money or vendor financing in accordance with IFRS, (vi) in respect of any unfunded capital contributions, commitments or similar equity funding obligations, (vii) under forward currency exchanges, interest rate protection agreements, swap agreements and hedging arrangements, (viii) in respect of any outstanding or unpaid judgments or settlements (including, attorneys’ fees and other related costs) except to the extent accrued as a current liability in Closing Working Capital, or unpaid fees, costs and expenses incurred prior to the Closing, in connection with any Proceedings, whether resolved, pending or threatened or (ix) in respect of unfunded defined benefit pension obligations of the Transferred Companies in respect of any pension plan, (B) all indebtedness, liabilities or obligations of others of the kinds referred to in clauses (A)(i) though (ix) above in respect of which such Person has entered into or issued any guarantee, and (C) all indebtedness, liabilities or obligations of such Person for any accrued interest, premiums (including prepayment premiums), penalties, charges, assessments and other fees that are required to be paid by such Person in respect of any items described in clauses (A)(i)-(ix) or clause (B) above.

“Indemnified Party” means the Buyer Indemnified Parties or the Seller Indemnified Parties, as the context requires.

“Indemnifying Party” has the meaning specified in Section 8.1.

“Indemnitees” has the meaning specified in Section 4.9(a).

“Indemnity Escrow Account” has the meaning specified in the Escrow Agreement.

“Indemnity Escrow Deposit” has the meaning specified in Section 1.4(b)(i).

“Information Privacy and Security Laws” means all applicable laws, regulations, orders, guidance, ordinances, treaties, constitutions or similar legal requirements concerning the privacy, protection, processing, transfer or security of Personal Information, including all regulations promulgated thereunder.

“Insider” means any Shareholder, any director or officer of any Transferred Company or Seller, and any Affiliate, Associate or Relative of any of the foregoing Persons.

“Insider Contract” and “Insider Contracts” have the meaning specified in Section 2.13.

“Intellectual Property” means any and all intellectual property rights including rights in and to (i) trade secrets, confidential and proprietary information and know-how, (ii) patents and patent applications, (iii) trademarks, trade names, service marks, trade dress, logos, corporate names, domain names and other source identifiers, emblems, signs or insignia, and similar rights and applications to register any of the foregoing, and all goodwill associated therewith throughout the world, (iv) copyrights and mask works, including software, (v) internet domain name registrations, and (vi) other protectable intellectual property and related proprietary rights of a similar nature.

“Interim Financial Statements” has the meaning specified in Section 2.4(a).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, storage media, databases, applications, websites, software, servers, workstations, routers, hubs, switches, circuits, networks, computer network equipment or systems, data communications lines, and all other information technology equipment, including parts of any of the foregoing such as firmware, screens, terminals, disks, cabling, related infrastructure, and other peripheral and associated electronic equipment and services owned, used, or held for use by or on behalf of the Company and its Subsidiaries.

“ITEPA 2003” means the Income Tax (Earnings and Pensions) Act 2003.

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge, after reasonable inquiry, of Jim Esinhart, Richard Barfield, Owen Lewis, Chuck Harris, and Linda Christmas.

“Leased Real Property” means the real property leased by a Transferred Company pursuant to the Leases.

“Leases” has the meaning specified in Section 2.9(b).

“Legal Requirements” has the meaning specified in Section 2.8(b).

“Losses” means all losses, damages, assessments, fines, penalties, deficiencies, amounts paid in settlement, costs, expenses (including costs of investigation and defense and reasonable fees and disbursements of counsel, accountants and other professional fees), liabilities, obligations, demands, and claims.

“LTIP” means Chiltern International Group Long Term Incentive Plan.

“LTIP Account” has the meaning specified in Section 1.4(b)(iii).

“LTIP Amount” means the aggregate amount payable with respect to the LTIP E Shares (which, for the avoidance of doubt, includes the LTIP E Shares held by the LTIP E Share Participants), the LTIP Share Units, the bonuses payable to the applicable LTIP Participants and the LTIP Loan Amount, promptly following the Closing on account of the consummation of the Closing, as calculated by Seller and as set forth on the LTIP Schedule.

“LTIP E Share Participants” means the beneficial owners of the issued and outstanding LTIP E Shares as of the Closing Date as set forth on the LTIP Schedule.

“LTIP E Shares” means all of the issued and outstanding E Shares held under the LTIP.

“LTIP Loan Agreement” has the meaning specified in Section 1.6(a).

“LTIP Loan Amount” has the meaning specified in Section 1.6(a).

“LTIP Participants” means the LTIP E Share Participants, and the LTIP Share Unit Participants.

“LTIP Participants’ Initial Share” means the LTIP Amount minus the Adjustment LTIP Account.

“LTIP Percentage” has the meaning specified in the LTIP Schedule.

“LTIP Schedule” means the schedule delivered by Seller to Buyer under Section 1.5(a) that sets forth (i) Seller’s good faith estimate of the LTIP Amount, (ii) each LTIP E Share Participant’s name and the amount of each such LTIP E Share Participant’s share of the LTIP Amount, (iii) each LTIP Share Unit Participant’s name and the amount of each such LTIP Share Unit Participant’s share of the LTIP Amount, (iv) the name of the applicable LTIP Participants and the bonus amounts to be paid to each such employee from the LTIP Account on account of the sale to Buyer hereunder of the unallocated LTIP E Shares, (v) the aggregate amount due by the LTIP Trustee to the Company under the LTIP Loan Agreement, (vi) each LTIP Participant’s percentage share of any payments to be received by the LTIP Participants pursuant to Section 1.6(b) and/or Section 1.6(c), and (vii) the LTIP Percentage.

“LTIP Share Unit Participants” means the holders of the LTIP Share Units as of the Closing Date as set forth on the LTIP Schedule.

“LTIP Share Units” means the notional units awarded under the LTIP.

“LTIP Trustee” has the meaning specified in Section 1.6(a).

“Macfarlanes” has the meaning specified in Section 4.10.

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, (i) is materially adverse to the business, financial condition or results of operations of the Transferred Companies taken as a whole, or (ii) that prevents, materially delays or materially impairs Seller’s or the Minority Shareholders’ ability to perform their obligations under, or to consummate the transactions contemplated by, this Agreement and the Ancillary Documents to be executed and delivered by Seller and the Minority Shareholders, disregarding, solely in the case of clause (i), any change, effect, event, occurrence, circumstance or state of facts resulting from or arising out of each of the following: (a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates, or regulatory or political conditions; (b) events or changes to the extent that they generally affect the industry or industries, or market or markets, in which the Transferred Companies operate; (c) any natural disaster, outbreak or escalation of hostilities, act or acts of war (whether or not declared) or terrorism; (d) changes in applicable Legal Requirements or IFRS; (e) the execution of this Agreement or the announcement thereof or the consummation of the transactions contemplated by this Agreement and the Ancillary Documents (including (I) any loss of employees, consultants or independent contractors of any Transferred Company, (II) any loss of, or reduction in business by or revenue from, customers of any Transferred Company, and (III) any disruption in or loss of vendors, suppliers, distributors, partners or similar third parties with whom any Transferred Company has any relationship arising out of, resulting from or attributable to any matter referred to above in this clause (e)); (f) the identity of or actions or omissions of Buyer or its Affiliates, or any action required by this Agreement or at the written request of or with the written consent of Buyer, or attributable to the failure of Seller or a Transferred Company to take any action referred to in Section 4.3 due to Buyer’s withholding of consent; or (g) the mere failure by the Transferred Companies to meet any estimates, expectations, projections, forecasts, guidance or revenue or earnings predictions for any period ending prior to, on or after the date of this Agreement, provided that the underlying cause of such failure shall not be excluded; provided, however, that the exceptions contained in the foregoing clauses (a) through (c) shall not apply to the extent that such effect or change has a disproportionate adverse effect on the Transferred Companies taken as a whole, as compared to the adverse impact such effect or change has on other companies operating in the industry or markets in which the Transferred Companies operate (but taking into account for purposes of determining whether a Material Adverse Effect has occurred only the disproportionate adverse effect).

“Material Contract” has the meaning specified in Section 2.10(a).

“Minority Shareholders” means all Shareholders (as defined in the Articles) other than Seller.

“Minority Shareholder Undertakings” has the meaning set forth in the Recitals.

“MIP” means the management incentive agreements for the purchase of E Shares entered into on or about September 19, 2014, and as amended from time to time.

“Non-Defense Election” has the meaning specified in Section 8.3(b)(i).

“OECD Convention” has the meaning specified in Section 2.8(c)(iv).

“Order” means any injunction (whether temporary, preliminary or permanent), writ, temporary restraining order, ruling, subpoena, verdict, award, charge, judgment, decree or any order of any nature.

“Outside Date” has the meaning specified in Section 7.1(e).

“Parent Guarantor” has the meaning specified in Section 10.14.

“Paying Agent” has the meaning specified in Section 1.4(b)(i).

“Permit” means any permit, license, registration or authorization of the Transferred Companies issued by any Governmental Authority.

“Permitted Encumbrances” means (i) Encumbrances for Taxes, assessments and other governmental charges which are not due and payable and which may thereafter be paid without penalty, (ii) the title and other interests of a lessor under a capital or operating lease, (iii) Encumbrances identified in Schedule A-3 of the Disclosure Letter, (iv) with respect to any Asset, Encumbrances which in the aggregate do not in any material respect interfere with or restrict the use of such Asset in the conduct of the business of the Transferred Companies, (v) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar statutory liens arising in the ordinary course of business consistent with past practices, and (vi) Encumbrances securing Indebtedness of the Transferred Companies that will be released on or prior to Closing.

“Person” means any individual or Entity.

“Personal Information” means any information that (i) identifies or relates to a natural person, or can be linked to a person, including information that alone or in combination with other information held by the Transferred Companies can be used to identify, contact or precisely locate a person, including, name, address, telephone number, health information (including protected health information (as defined in 45 C.F.R. § 160.103)) and personal data (as defined in Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data and the related national implementing laws and regulations of the European Union Member States); or (ii) is governed, regulated or protected by one or more laws, regulations, orders, guidance, ordinances, treaties, constitutions or similar legal requirements applicable to personal information or personal data.

“PII Consents” has the meaning specified in Section 2.15(a).

“Plan Termination Date” has the meaning specified in Section 9.3.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Pre-Closing Tax Returns” has the meaning specified in Section 4.11(b).

“Proceeding” has the meaning specified in Section 2.8(a).

“Prohibited Payment” has the meaning specified in Section 2.8(c)(iv).

“Purchase Price” has the meaning specified in Section 1.2.

“R&W Policy” means a representation and warranty liability insurance policy that is conditionally bound as of the date hereof insuring Buyer against certain potential Losses under this Agreement.

“Recovered Indemnity Losses” means the aggregate amount of Losses as of the date in question actually paid to, or otherwise recovered by, the Buyer Indemnified Parties under Section 8.2(a).

“Relative” of a Person means such Person’s spouse, such Person’s parents, sisters, brothers, children and the spouses of the foregoing.

“Release” means any spill, emission, seepage, leaking, escaping, dumping, injection, pumping, pouring, emptying, deposit, disposal, discharge, dispersal, leaching or migration of any Hazardous Substance from any source onto, into, upon or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Released Claims” has the meaning specified in Section 4.14.

“Released Parties” has the meaning specified in Section 4.14.

“Releasing Parties” has the meaning specified in Section 4.14.

“Remedial Action” means all action (i) to cleanup, close, remove, respond to, treat or in any other way remediate any Hazardous Substance, (ii) to prevent or contain the Release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture of any Hazardous Substance so that it does not endanger or otherwise adversely affect the environment or public health or welfare, or (iii) to perform environmental studies, investigations or monitoring, in, under or of any real property, tangible assets or facilities.

“Restricted Party” has the meaning specified in Section 2.18(e).

“Retained Cash Balances” shall mean the amount of all cash (net of outstanding checks) and bank deposits, cash equivalents (collectively, “Cash and Cash Equivalents”) of each Transferred Company determined as of 12:01 a.m. (U.S. Eastern Time) on the Closing Date; provided, however, that Cash and Cash Equivalents of Endpoint shall only be included in Retained Cash Balances to extent of the Company’s direct or indirect equity ownership interest in Endpoint. In determining Retained Cash Balances, foreign currencies shall be converted into U.S. dollars at the average daily exchange rate based on the Oanda foreign currency exchange rate (www.oanda.com) for the Business Day immediately preceding the Business Day on which Seller delivers to Buyer the Estimated Closing Statement.

“Security Interest” means any pledge, mortgage, deed of trust, security interest or other lien, in each case to secure payment or performance of any Indebtedness.

“Selected Accountant” has the meaning specified in Section 1.5(f).

“Seller” has the meaning specified in the Preamble.

“Seller Indemnified Parties” has the meaning specified in Section 8.2(b).

“Shareholders” has the meaning specified in the Recitals.

“Shares” has the meaning specified in the Recitals.

“Shortfall” has the meaning specified in Section 1.5(g)(iii).

“Specified Shareholder Amount” has the meaning specified in Section 1.4(b)(i).

“Specified Shareholder Percentage” means the percentage equal to 100%, minus the LTIP Percentage.

“Specified Shareholders” has the meaning specified in Section 1.4(b)(i).

“Straddle Period” means any Tax period beginning before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, another Person of which such Person, directly or indirectly through one or more Subsidiaries, beneficially owns capital stock or other equity interests having in the aggregate fifty percent or more of the total combined voting power, without giving effect to any contingent voting rights, in the election of directors (or Persons fulfilling similar functions or duties) of such owned Person.

“Subsidiary Shares” means, with respect to a Subsidiary of a Company, the shares of capital stock, the issued shares or other equity interests of such Subsidiary set forth on Schedule 2.2 of the Disclosure Letter and owed by the Company or another Transferred Company.

“Target Working Capital” has the meaning specified in Section 1.5(c).

“Tax Claim” means any inquiry, claim, assessment, audit or similar event with respect to Taxes relating to a Pre-Closing Tax Period.

“Tax Return” means any return, report, form, claim for refund, or other information or written statement of any kind relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, filed or required to be filed with any Governmental Authority with respect to Taxes.

“Taxes” means all taxes, charges, fees, levies or other assessments, and all estimated payments thereof, including but not limited to income, excise, license, severance, stamp, occupation, premium, profits, windfall, customs duties, capital stock, employment, escheat, disability, registration, alternative or add-on minimum, property, sales, use, value added, environmental, franchise, payroll, stamp, transfer, gross receipts, withholding, social security or similar unemployment taxes, and any other tax of any kind whatsoever, imposed by any Governmental Authority, including any interest, penalties and additions to tax relating to such taxes, charges, fees, levies or other assessments, whether disputed or not.

“Taxing Authority” means the IRS and/or any other Governmental Authority responsible for the administration of any Tax.

“Third Party Claim” has the meaning specified in Section 8.3(b)(i).

“Threshold Amount” has the meaning specified in Section 8.4(a).

“Trade Control Laws” has the meaning specified in Section 2.18(a).

“Transaction Costs” means, without duplication, the sum of (a) the aggregate unpaid fees and expenses of any lawyers, accountants, investment bankers, financial advisors, brokers, consultants, agents, accountants, dataroom administrators and other third parties engaged by the Transferred Companies (or payable by the Transferred Companies on behalf of Seller or any other Shareholder), including the fees and expenses of Jefferies LLC, HHR, and Macfarlanes, relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement and/or the Ancillary Documents, but excluding any such fees and expenses expressly specified to be paid by Buyer pursuant to the terms of this Agreement and/or the Ancillary Documents, (b) any transaction bonus, retention payment or change-of-control payment payable by any of the Transferred Companies to any Business Employees relating to, arising out of or in connection with the execution of this Agreement or the Ancillary Documents or the transactions contemplated hereby and thereby (including the employer portion of any payroll, social security, unemployment or similar Tax imposed on such amounts), and excluding any transaction bonus, retention payment, or change-of-control payment if such payment thereof is triggered by the termination of a Business Employee by Buyer or its Affiliates (or resignation by such Business Employee for “good reason”) on or after the Closing (or, at the request of Buyer or its Affiliates, prior to the Closing), (c) any amounts payable to the

Shareholders or Affiliates of the Shareholders (other than Business Employees) by any Transferred Company, and (d) the fees associated with obtaining the “tail” directors’ and officers’ insurance policies pursuant to Section 4.9; provided, however, that, for the avoidance of any doubt, any amounts included in Closing Working Capital, Company Indebtedness, or the LTIP Amount, shall be excluded from Transaction Costs. In determining Transaction Costs, foreign currencies shall be converted into U.S. dollars at the average daily exchange rate based on the Oanda foreign currency exchange rate (www.oanda.com) for the Business Day immediately preceding the Business Day on which Seller delivers to Buyer the Estimated Closing Statement.

“Transaction Tax Deductions” means the amount of any Transaction Costs or other expenses incurred as a result of the transactions contemplated by this Agreement that are deductible for Tax purposes by any of the Transferred Companies (including payments under the LTIP and any unamortized debt issuance costs that become deductible with respect to indebtedness that is repaid or became due and payable as a result of the transactions contemplated by this Agreement) in any relevant jurisdiction.

“Transferred Companies” has the meaning specified in Section 2.1.

“TUPE” means the Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006.

“UK Bribery Act” has the meaning specified in Section 2.8(c)(iv)

“Unadjusted Final Purchase Price” has the meaning specified in Section 1.5(g)(i).

“U.S. Benefit Plans” has the meaning specified in Section 2.12(f).

“U.S. Business Employee” means those Business Employees employed and/or engaged in the portion of the business of the Transferred Companies conducted in the United States.

“U.S. Transferred Companies” means Chiltern International, Inc., a Delaware corporation, and Endpoint.

“VAT” means value added tax in the United Kingdom and any similar tax elsewhere.

“VATA” has the meaning specified in Section 2.7(y).